SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–  Press Release dated November 24, 2004;

–  Notices relating to trading of Enel shares by Senior Management dated from October 27, 2004 to December 1, 2004;

–  Report on the third quarter of 2004

–  SIGNATURE

Press Release

ENEL VIESGO SELLS TRANSMISSION ASSETS FOR 45.6 MILLION EURO

Madrid, November 24, 2004 — Enel Viesgo and Spain’s national grid operator, Red Eléctrica (REE), today agreed the sale of Enel Viesgo’s high voltage electricity transmission assets. Enel Viesgo will receive 45.6 million euro from REE for its transmission network, and 1.8 million euro for a 3-year operation & maintenance contract for the assets being sold. The transaction will be effective from January 1, 2005, pending authorization by the relevant bodies of both groups.

The two companies will also cooperate on the construction and development of electricity transport and distribution infrastructure in Cantabria, Asturias, Castilla-Leòn and Galicia; the aim being to increase the system’s reliability overall and improve the quality of distribution in these zones.

Notices relating to trading of Enel shares by Senior Management

Company:    Enel S.p.A.
Reference period:    4th quarter (October — December) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Marco Alverà	Title: Chief Financial Officer — Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
Amount
		Financial				paid/received
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	in the transaction	Source[3]
November 17, 2004	V	AZO Enel	IT0003128367	33,000	€7.140	€235,620.00	Market transaction

Sub-TOTAL (A)[4]						€ 235,620.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction[5]	instrument[6]	Category[7]	code	instrument[8]	Qty	price	Amount	Qty	price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0

TOTAL (A) + (B)											€ 235,620.00

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
- market transaction;
- off-market transaction;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company:    Enel S.p.A.
Reference period:    4th quarter (October — December) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Fulvio Conti	Title: Chief Financial Officer — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	6,000	€6.640	€39,840.00	Public offering subscription
November 15, 2004	S	AZO Enel	IT0003128367	25,000	€6.426	€160,650.00	Exercise of stock options
November 15, 2004	V	AZO Enel	IT0003128367	25,000	€7.060	€176,500.00	Market transaction
November 16, 2004	S	AZO Enel	IT0003128367	25,000	€6.426	€160,650.00	Exercise of stock options
November 16, 2004	V	AZO Enel	IT0003128367	25,000	€7.120	€178,000.00	Market transaction
November 24, 2004	S	AZO Enel	IT0003128367	25,000	€6.426	€160,650.00	Exercise of stock options
November 24, 2004	V	AZO Enel	IT0003128367	25,000	€6.800	€170,000.00	Market transaction
December 1, 2004	S	AZO Enel	IT0003128367	10,000	€6.426	€64,260.00	Exercise of stock options
December 1, 2004	V	AZO Enel	IT0003128367	10,000	€6.750	€67,500.00	Market transaction

Sub-TOTAL (A)						€ 1,178,050.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,178,050.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:    Enel S.p.A.

Reference period:    4th quarter (October — December) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Claudio Machetti	Title: Head of Finance Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	12,000	€6.640	€79,680.00	Public offering subscription
November 17, 2004	S	AZO Enel	IT0003128367	10,000	€6.426	€64,260.00	Exercise of stock options
November 17, 2004	V	AZO Enel	IT0003128367	10,000	€7.150	€71,500.00	Market transaction
November 24, 2004	S	AZO Enel	IT0003128367	10,000	€6.426	€64,260.00	Exercise of stock options
November 24, 2004	V	AZO Enel	IT0003128367	10,000	€6.800	€68,000.00	Market transaction

Sub-TOTAL (A)						€347,700.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€347,700.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:    Enel S.p.A.
Reference period:    4th quarter (October — December) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Claudio Sartorelli	Title: Director of Department of Corporate Affairs — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds
						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
October 27, 2004	A	AZO Enel	IT0003128367	3,600	€6.640	€23,904.00	Public offering subscription
November 19, 2004	S	AZO Enel	IT0003128367	63,750	€6.426	€409,657.50	Exercise of stock options
November 19, 2004	V	AZO Enel	IT0003128367	63,750	€7.100	€452,625.00	Market transaction

Sub-TOTAL (A)						€886,186.50

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds
						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 886,186.50

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Report on the 3rd Quarter
of 2004

Contents

The Enel structure	5
Highlights	6
Key events for the 3rd Quarter of 2004 and subsequent events	8
Overview and summary of results	11
Form and content of the Consolidated Financial Statements	15
Consolidated Income Statement	17
Consolidated Balance Sheet	18
Financial review	19
Results by division	32
Generation and Energy Management	33
Networks, Infrastructure and Sales	40
- Electricity	42
- Gas	48
Transmission Networks	51
Telecommunications	55
Parent Company and Other activities	60

The Enel structure

Highlights

3rd Quarter			First nine months
2004	2003		2004	2003
		Income data (in millions of euro)
9,036	7,872	Revenues	25,984	23,293
2,149	2,879	Gross operating margin	7,498	7,564
1,071	1,645	Operating income	4,118	3,876
493	732	Group net income	2,540	1,932

		Financial data (in millions of euro)
		Net capital employed	42,737	45,489	(1)
		Net financial debt	21,981	24,174	(1)
		Shareholders’ Equity including minority interests	20,756	21,315	(1)
1,859	1,861	Cash generated by current operating activities	4,388	4,877
867	907	Capital expenditure on tangible and intangible assets	2,414	2,591

		Per share data (euro)
0.08	0.12	Group net income per share	0.42	0.32
		Group Shareholders’ Equity per share	3.22	3.48	(1)

		Operating data
38.6	39.0	Domestic electricity sales on the free and regulated market (TWh) (2)	118.4	114.9
62.3	60.8	Electricity transported on the domestic distribution network (TWh) (2)	187.6	182.6
0.8	0.8	Gas sales (billion cubic meters)	4.7	4.8
0.6	0.5	- of which to end users (billion cubic meters)	3.6	2.9
33.0	39.0	Net domestic electricity generation (TWh)	94.8	105.1
		Employees at period-end (no.)	62,700	64,770	(1)

		Market indicators
3.65	4.28	Average tariff covering fuel costs (€¢/kWh)	3.76	4.27
		Average Brent oil price ($/b)	36.3	28.7
		Low-sulfur content fuel oil average price ($/t) (3)	177.1	183.5
		Average price of coal ($/t) (4)	49.4	36.8
		Average $/€ exchange rate	1.226	1.112
		Six-month Euribor rate (average for the period)	2.13%	2.34%

(1)	At December 31, 2003.
(2)	Excluding sales to resellers.
(3)	Platt’s CIF Med Index.
(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	3rd Quarter			3rd Quarter			3rd Quarter
	2004	2003		2004	2003		2004	2003
In millions of euro	Revenues			Gross operating margin			Operating income
Generation and Energy Management	2,967	3,202	-7.3%	819	992	-17.4%	513	683	-24.9%
Networks, Infrastructure and Sales	4,701	4,904	-4.1%	725	1,328	-45.4%	495	996	-50.3%
Transmission Networks (1)	268	193	38.9%	191	123	55.3%	143	58	146.6%
Telecommunications (2)	1,125	1,121	0.4%	357	297	20.2%	(107)	(178)	39.9%
Services and Other activities (1)	336	632	-46.8%	26	89	-70.8%	2	43	-95.3%
Parent Company	257	268	-4.1%	45	59	-23.7%	39	52	-25.0%
Elisions and adjustments	(618)	(2,448)		(14)	(9)		(14)	(9)

Total	9,036	7,872	14.8%	2,149	2,879	-25.4%	1,071	1,645	-34.9%

	First nine months			First nine months			First nine months
	2004	2003		2004	2003		2004	2003
In millions of euro	Revenues			Gross operating margin			Operating income
Generation and Energy Management	8,996	9,395	-4.2%	2,826	2,797	1.0%	1,912	1,858	2.9%
Networks, Infrastructure and Sales	14,687	15,148	-3.0%	2,683	3,079	-12.9%	2,010	2,067	-2.8%
Transmission Networks (1)	787	643	22.4%	538	429	25.4%	395	233	69.5%
Telecommunications (2)	3,533	3,244	8.9%	1,171	777	50.7%	(316)	(574)	44.9%
Services and Other activities (1)	1,340	1,891	-29.1%	208	345	-39.7%	62	177	-65.0%
Parent Company	761	808	-5.8%	142	179	-20.7%	125	157	-20.4%
Elisions and adjustments	(4,120)	(7,836)		(70)	(42)		(70)	(42)

Total	25,984	23,293	11.6%	7,498	7,564	-0.9%	4,118	3,876	6.2%

3rd Quarter				First nine months
							at Sept. 30,	at Dec. 31,			at Sept. 30,	at Dec. 31,
2004	2003			2004	2003		2004	2003			2004	2003
Capital				Capital
expenditure				expenditure
on tangible				on tangible
and intangible				and intangible			Net capital
assets			In millions of euro	assets			employed				Employees (no.)
156	162	-3.7%	Generation and Energy Management	532	448	18.8%	14,694	14,458	(3)	1.6%	10,938	11,196	(3)	-2.3%
428	416	2.9%	Networks, Infrastructure and Sales	1,186	1,237	-4.1%	13,323	11,981	(3)	11.2%	35,697	36,826	(3)	-3.1%
71	102	-30.4%	Transmission Networks (1)	208	275	-24.4%	3,567	3,580		-0.4%	2,958	2,837		4.3%
200	203	-1.5%	Telecommunications (2)	430	551	-22.0%	12,551	13,203		-4.9%	8,359	8,769		-4.7%
12	24	-50.0%	Services and Other activities (1)	58	80	-27.5%	914	2,220		-58.8%	4,146	4,620		-10.3%
—	—		Parent Company	—	—		—	—			602	522		15.3%
—	—		Elisions and adjustments	—	—		(2,312)	47

867	907	-4.4%	Total	2,414	2,591	-6.8%	42,737	45,489		-6.0%	62,700	64,770		-3.2%

(1)	Contrary to the past, figures for the 3rd Quarter and the first nine months of 2003 above reflect the attribution to the “Transmission Networks” sector of Brazilian subsidiaries TSN and Novatrans, previously included in “Services and Other activities”. The new attribution follows the acquisition of these companies by Terna at the end of 2003.

(2)	“Operating income” and “Net capital employed” of Telecommunications include consolidation differences arising from the acquisition of Infostrada and of the shares formerly held by Deutsche Telekom and France Telecom, in terms of amortization and of carrying value.

(3)	Contrary to the past, figures at December 31, 2003 for “Net capital employed” and “Employees” reflect the attribution to the “Generation and Energy Management “ and “Networks, Infrastructure and Sales” divisions of “Net capital employed” and “Employees” of foreign generation and distribution companies, previously included in the “International operations” division, no longer present from the 2nd Quarter of 2004.

Key events for the 3rd Quarter of 2004 and subsequent events

Sale of the electricity distribution networks in the province of Trento

On July 8, 2004, Enel and SET agreed upon the general terms of a settlement for the sale to SET of Enel electricity distribution networks in the province of Trento. The networks in the Trento province comprises of 6,700 km of distribution lines, 3,000 substations, various real estate holdings related to its operation and has 250 employees, serving 222,000 customers. Total consideration for the sale is euro 198 million, including networks and property.

Conclusion of the disposal of NewReal

The sale of a large part of Enel’s real estate properties (887 properties located mainly to Group companies) was concluded on July 14 with the transfer of the shares of NewReal to Excelsia Otto, a company incorporated for the purpose by the Deutsche Bank Group and CDC-IXIS. The value of the properties disposed of amounts to euro 1.4 billion.

Debt refinancing

On July 28, 2004, the Board of Directors of the Parent Company, as part of its refinancing program, approved the issuance, by June 30, 2005, of up to euro 1 billion of bonds to be sold in Italy, in one or more installments.

Distribution of an interim dividend for 2004

On September 9, 2004, the Board of Directors of the Parent Company resolved the distribution of an interim dividend of euro 0.33 per share. The interim dividend follows the initial public offering of a 50% share in Terna’s capital stock, taking into account the capital gain realized and the impact of the optimization of the leverage of Terna ahead of its IPO. The payment of the interim dividend will occur on November 25, 2004, with an ex-dividend date of November 22, 2004.

Acquisition of Ottogas Rete and Ottogas Vendita

On September 15, 2004, Enel reached an agreement to acquire a 100% interest in two gas companies, Ottogas Rete and Ottogas Vendita, which serve 36,000 customers in the provinces of Napoli and Salerno. The total consideration for the acquisition of both companies is euro 32 million.

Admission of the Enel stock to the DJSI (Dow Jones Sustainability Index)

After reaching in 2003 the important status of “first company lined-up for admission”, in September the Enel stock was included in the DJSI (Dow Jones Sustainability Index) World, the global stock market index that groups companies who achieved excellence by having kept a responsible and sustainable behavior, not only with regards to their financial situation, but also with regards to the environment and social issues.

Improvement in the rating of the Enel stock

On October 1, 2004, Moody’s revised upwards Enel’s short-term and long-term outlook rating from negative to stable. The agency also confirmed Enel long-term rating at A1, and the short-term one at Prime-1. Standard & Poor’s had already revised the outlook to Stable in the 2nd Quarter.

Terna launches a euro 1.4 billion bond issue

On October 12, 2004, Terna launched a euro 1.4 billion fixed rate bond issue. The issue is divided into two installments respectively of euro 600 and 800 million, with 10 and 20-year maturities. The 10-year bond was issued at €¢ 99.968 and bears an annual coupon of 4.25%, while the 20-year bond was issued at €¢ 99.624 and has a 4.90% annual coupon.

Third placement by the Ministry of Economics and Finance of Enel shares

The third placement of Enel shares on the market was concluded on October 22, 2004. Demand for the shares amounted to about 3 times the amount on offer. Shares placed to the public and institutional investors amounted to 1,000 million, in addition to 150 million shares due to the exercise in full of the “greenshoe” option. The final price of the shares was set at euro 6.64 per share, generating net proceeds for the Ministry of Economics and Finance amounting to about euro 7.5 billion. As a result of the placement, the Ministry’s share in Enel declined to 41.78%, of which 10.29% held through its subsidiary Cassa Depositi e Prestiti SpA.

Acquisition of Italgestioni and Italgestioni Gas

On October 29, 2004, Enel signed an agreement for the purchase of the whole capital stock of Italgestioni and Italgestioni Gas, two companies operating in the gas sector, serving about 34,000 customers in all the provinces of Calabria, and in the Naples province. The total consideration for the acquisition of both companies is euro 32 million.

Binding offer for a 66% interest in Slovenskè Elektrárne a.s.

As part of its international expansion objectives and efforts to consolidate its presence in Eastern and Central Europe, Enel submitted a binding offer for a 66% interest in Slovenskè Elektrárne, the monopoly electric power generation company in the Republic of Slovakia which owns and operates nuclear, thermal and hydroelectric generation facilities having a total installed capacity of about 6,900 MW. Enel was chosen by the Slovak Government as preferred bidder and negotiations for the sale are currently underway.

Decree setting “stranded costs” of the electricity sector

On August 6, 2004, the Ministry of Productive Activities, in agreement with the Ministry of Economics and Finance set, through a specific Decree, the amount of electricity generation costs that may not be retrieved through tariffs and the amount of costs incurred in the forced relocation abroad of unloading and regasification activities for natural gas imported from Nigeria (“stranded costs” and “Nigerian gas costs”). The terms for the reimbursement of the same will be specified in a Ministerial Decree currently being drafted.

The Decree dated August 6, 2004 will become effective only at the date of approval by the European Commission to which it was submitted by the Italian State to verify its compatibility with European norms regarding State subsidies to companies.

Overview and summary of results

Domestic electricity generation and demand

Domestic electricity operations (source: ISO)

3rd Quarter					First nine months
2004	2003	Change		In millions of kWh	2004	2003	Change
				Gross electricity generation:
62,131	63,015	(884)	-1.4%	- Thermal	181,551	179,938	1,613	0.9%
12,670	10,393	2,277	21.9%	- Hydroelectric	37,424	34,459	2,965	8.6%
1,698	1,602	96	6.0%	- Geothermal and other resources	5,413	4,814	599	12.4%
76,499	75,010	1,489	2.0%	Total gross electricity generation	224,388	219,211	5,177	2.4%
(3,539)	(3,525)	(14)	0.4%	Auxiliary services consumption	(10,178)	(10,113)	(65)	0.6%
72,960	71,485	1,475	2.1%	Net electricity generation	214,210	209,098	5,112	2.4%
9,622	11,523	(1,901)	-16.5%	Net electricity imports	32,860	38,530	(5,670)	-14.7%
82,582	83,008	(426)	-0.5%	Electricity delivered to the network	247,070	247,628	(558)	-0.2%
(2,349)	(2,436)	87	-3.6%	Consumption for pumping	(7,731)	(7,683)	(48)	0.6%
80,233	80,572	(339)	-0.4%	Electricity demand	239,339	239,945	(606)	-0.3%

•	Domestic electricity demand for the two periods considered is in line with demand registered in the same periods in 2003. In the 3rd Quarter of 2004, 88.0% of demand was covered by net domestic generation for consumption. In the first nine months of 2004, net domestic generation for consumption covered 86.3% of demand;

•	net electricity generation grew by 2.1% in the 3rd Quarter, and by 2.4% in the first nine months of 2004, with a strong increase in electricity generated from geothermal and other resources (up respectively 6.0% in the 3rd Quarter of 2004 and 12.4% in the first nine months of the year), due primarily to the contribution of new wind plants and hydroelectric generation (up respectively 21.9% in the 3rd Quarter of 2004 and 8.6% in the first nine months of the year) as a result of the better water supply;

•	net electricity imports decline by 16.5% in the 3rd Quarter and by 14.7% in the first nine months of 2004, contributing to satisfy respectively 12.0% and 13.7% of electricity demand.

Enel domestic electricity generation and sales

Enel’s domestic electricity network operations

3rd Quarter					First nine months
2004	2003	Change		In millions of kWh	2004	2003	Change
33,032	38,962	(5,930)	-15.2%	Net electricity generation	94,776	105,059	(10,283)	-9.8%
44,141	15,466	28,675	185.4%	Electricity purchases	106,458	54,906	51,552	93.9%
32,770	9,339	23,431	250.9%	Sales to wholesalers (1)	68,037	27,274	40,763	149.5%
33,650	36,195	(2,545)	-7.0%	Sales on the regulated market (2)	102,880	106,770	(3,890)	-3.6%
4,921	2,845	2,076	73.0%	Sales on the free market (2)	15,476	8,153	7,323	89.8%
62,333	60,821	1,512	2.5%	Electricity transported on Enel’s network (2)	187,597	182,636	4,961	2.7%

(1)	Includes sales made by generation companies and sales to resellers. The figure previously reported for 2003 was net of sales to resellers in the regulated market.

(2)	Excluding sales to resellers.

Before analyzing electricity flows on Enel’s network it is worth noting that, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies, Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of electricity purchase and wholesale sales figures for the periods under examination and the corresponding periods in 2003 is affected by such events.

•	Net electricity generation declined by 15.2% in the 3rd Quarter of 2004 and by 9.8% in the first nine months of 2004. The reduction is due mainly to higher amounts of electricity generated by third parties and, to a lesser extent, by lower demand in July and August 2004 (down 2.5%) with respect to the same months in the previous year. Thermal generation declined by 22.0% in the 3rd Quarter of 2004 and by 15.0% in the first nine months of 2004, while hydroelectric generation grew respectively by 16.9% in the 3rd Quarter of 2004 and 8.2% in the first nine months of 2004 due to the better water supply;

•	electricity purchases grew by 185.4% in the 3rd Quarter of 2004 and by 93.9% in the first nine months of 2004 due to the start of operation of the Pool Market;

•	wholesale sales grew by 250.9% in the 3rd Quarter of 2004 and by 149.5% in the first nine months of 2004 also due to the start of operation of the Pool Market;

•	sales on the regulated market (excluding sales to resellers), though benefiting in the first nine months of 2004 from the refinements of techniques for the measurement of volumes of electricity purchased and distributed not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003, amounted to 33,650 million kWh in the 3rd Quarter of 2004 and to 102,880 million kWh in the first nine months of 2004, declining respectively by 7.0% and 3.6% on the corresponding periods in 2003 due to the opening up of the market and the disposal of local distribution networks (Brescia and other minor networks) in the 2nd Half of 2003;

•	sales on the free market (excluding sales to resellers) grew by 73.0% in the 3rd Quarter of 2004 and by 89.8% in the first nine months of 2004 on the corresponding periods in 2003 due primarily to higher sales to “large electricity users” (with an annual consumption in excess of 100 million kWh);

•	electricity transported on Enel’s domestic network (excluding sales to resellers) grew in the two periods, respectively by 2.5% in the 3rd Quarter and 2.7% in the first nine months of 2004. Excluding the impact of the refinement of the mentioned measurement techniques, the volume of electricity transported in the first nine months of 2004 would have been in line with the corresponding period in the previous year.

Enel results

•	Revenues amount to euro 9,036 million in the 3rd Quarter and to euro 25,984 million in the first nine months of 2004, up respectively 14.8% and 11.6% on the same periods in 2003. The growth is partly due to the mentioned start of operation of the Pool Market on April 1, 2004 and the activity of the Single Buyer on the market;

•	gross operating margin amounts to euro 2,149 million in the 3rd Quarter (down euro 730 million, or 25.4%) and to euro 7,498 million in the first nine months of the year (down euro 66 million, or 0.9%). Revenues for the 3rd Quarter of 2003 included the reversal of the hydroelectric surcharge paid in 2002, amounting to euro 410 million. The application (from January 1, 2004) of new rules on the equalization of margins of electricity distributors eliminated seasonal fluctuations which in the 3rd Quarter of 2003 determined higher margins of about euro 400 million. These margins will be reabsorbed in the course of the 4th Quarter of 2004;

•	operating income amounts to euro 1,071 million in the 3rd Quarter (down 34.9%) and to euro 4,118 million in the first nine months of 2004 (up 6.2%);

•	net extraordinary income amounts to euro 94 million in the 3rd Quarter and to euro 826 million in the first nine months of 2004;

•	Group net income is equal to euro 493 million for the 3rd Quarter of 2004 (down from euro 732 million in the same period in 2003), and euro 2,540 million in the first nine months of 2004 (euro 1,932 million in the same period in 2003);

•	cash generated by current operating activities in the 3rd Quarter amounts to euro 1,859 million, in line with the same period in the previous year. In the first nine months of 2004 it amounts to euro 4,388 million, down euro 489 million on the corresponding period in 2003 due primarily to lower tax payments made in 2003 as a result of the recovery of tax credits relating to 2002;

•	capital expenditure on tangible and intangible assets amounts to euro 867 million in the 3rd Quarter, and to euro 2,414 million in the first nine months of 2004, down respectively 4.4% and 6.8% on the corresponding periods in 2003;

•	net capital employed at September 30, 2004 amounts to euro 42,737 million, declining by euro 2,752 million on December 31, 2003;

•	at the end of September 2004, the headcount was 62,700, representing a reduction of 2,070 employees on December 31, 2003 (down 3.2%). Changes in the scope of consolidation (mainly the disposal of Aimeri and NewReal and the acquisition of the Sicilmetano and Ottogas Groups) resulted in a net reduction of 832 employees, while terminations, net of hiring, amount to 1,238.

Outlook

In light of Enel Group’s results for the first nine months of 2004, and in the absence of any extraordinary events, Group operating income for the full year is expected to increase over 2003.

As a result of the increase in the operating income and extraordinary income, consolidated net income for the full year is expected to increase over 2003.

The euro 0.33 interim dividend will be paid out in November. It is expected that capital expenditure for the 4th Quarter of 2004 will fund with cash generated by current operating activities, and, in the absence of any extraordinary events, the net financial debt at year-end will be largely in line with the net financial debt at the end of 2003.

Form and content of the Consolidated Financial Statements

The Income Statement, Balance Sheet and detail of Net Financial Debt included below are reported in the same format adopted in the “Financial review” section of the Report on operations included in the Annual Report for the year 2003 and in the Half-Year Report at June 30, 2004.

Accounting and consolidation principles are in line with those adopted in the preparation of the Consolidated Financial Statements at December 31, 2003 and at June 30, 2004.

In the first nine months of 2004 the scope of consolidation changed as a result of the following operations:

•	acquisition of control of Enel Unión Fenosa Renovables (generation of electricity from renewable resources in Spain) on December 18, 2003 and consolidation of the same in the Balance Sheet at December 31, 2003. From January 1, 2004, the subsidiary is fully consolidated;

•	acquisition on January 29, 2004 of controlling shares in Sicilmetano and Sicilmetano Energy (distribution and sale of natural gas to end-users) and consolidation on a line-by-line basis of the same from January 1, 2004;

•	acquisition of minor controlling shares in North American companies operating in the renewable resource electricity generation sector in February and July 2004 and consolidation on a line-by-line basis of the same from the respective acquisition date;

•	acquisition on September 15, 2004 of controlling shares in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) and consolidation of the same in the Balance Sheet at September 30, 2004;

•	disposal of the Aimeri Group (environmental services) in January 2004 and deconsolidation of the same from January 1, 2004;

•	disposal of NewReal (real estate sector) on July 14, 2004, and deconsolidation of the same from July 1, 2004.

In addition to the above operations, a further difference in the scope of consolidation in the first nine months of 2004 is represented by the Maritza East III Power Company, whose results for 2003 were consolidated from April 1.

The scope of the above changes is limited and the same are therefore not deemed to alter the comparability of results for the two periods considered. It has therefore not been deemed necessary to prepare restated Income Statements for the 3rd Quarter and the first nine months of 2003.

As previously indicated, the start of operation on April 1, 2004 of the Pool Market and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies, resulted in an increase in revenues from Enel’s electricity sales and costs for the purchase of electricity to and from third parties. The comparison of such revenue and cost items for the periods considered and the correspondent periods in the previous year is therefore affected by such phenomenon.

The estimated useful life of electricity transmission and distribution networks owned by Enel in Italy was extended in the previous year after an appropriate review. The application in 2004 of lower depreciation rates for such assets with respect to those applied in the corresponding periods in 2003 resulted in the 3rd Quarter of 2004 in a euro 169 million reduction in the depreciation charge over the 3rd Quarter of 2003 (of which euro 128 million relating to distribution networks and euro 41 million to transmission lines). For the first nine months of 2004, such reduction over the corresponding period in 2003 was equal to euro 471 million (of which euro 382 million relating to distribution networks and euro 89 million to transmission lines).

Consolidated Income Statement

3rd Quarter					First nine months
2004	2003	Change		In millions of euro	2004	2003	Change
			(%)					(%)
				Revenues:
6,987	5,080	1,907	37.5	- Electricity sales and Electricity Equalization Fund contributions	18,672	15,064	3,608	24.0
1,063	1,006	57	5.7	- Telecommunication services	3,121	2,937	184	6.3
167	131	36	27.5	- Gas sold to end-users	947	822	125	15.2
819	1,655	(836)	-50.5	- Other services, sales and revenues	3,244	4,470	(1,226)	-27.4
9,036	7,872	1,164	14.8	Total revenues	25,984	23,293	2,691	11.6
				Operating costs:
813	828	(15)	-1.8	- Personnel	2,459	2,572	(113)	-4.4
1,006	1,263	(257)	-20.3	- Fuel consumed for thermal generation	2,605	3,175	(570)	-18.0
3,302	831	2,471	297.4	- Electricity purchased	7,408	3,323	4,085	122.9
329	350	(21)	-6.0	- Interconnections and roaming	1,002	1,037	(35)	-3.4
977	870	107	12.3	- Services, leases and rentals	2,945	2,688	257	9.6
235	456	(221)	-48.5	- Fuel for trading and gas for resale to end-users	1,286	1,774	(488)	-27.5
316	448	(132)	-29.5	- Materials	963	1,203	(240)	-20.0
166	205	(39)	-19.0	- Other costs	542	642	(100)	-15.6
(257)	(258)	1	0.4	- Capitalized expenses	(724)	(685)	(39)	-5.7
6,887	4,993	1,894	37.9	Total operating costs	18,486	15,729	2,757	17.5
2,149	2,879	(730)	-25.4	GROSS OPERATING MARGIN	7,498	7,564	(66)	-0.9
				Depreciation, amortization and accruals:
1,019	1,158	(139)	-12.0	- Depreciation and amortization	3,079	3,430	(351)	-10.2
59	76	(17)	-22.4	- Accruals and write-downs	301	258	43	16.7
1,078	1,234	(156)	-12.6	Total depreciation, amortization and accruals	3,380	3,688	(308)	-8.4
1,071	1,645	(574)	-34.9	OPERATING INCOME	4,118	3,876	242	6.2
(268)	(298)	30	10.1	- Net financial income (expense)	(834)	(866)	32	3.7
(3)	(2)	(1)	-50.0	- Equity income (expense)	(19)	(6)	(13)	-216.7
800	1,345	(545)	-40.5	INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,265	3,004	261	8.7
94	(48)	142	295.8	- Extraordinary items	826	206	620	301.0
894	1,297	(403)	-31.1	INCOME BEFORE TAXES	4,091	3,210	881	27.4
358	567	(209)	-36.9	- Income taxes	1,456	1,361	95	7.0
536	730	(194)	-26.6	INCOME BEFORE MINORITY INTERESTS	2,635	1,849	786	42.5
(43)	2	(45)	—	- Minority interests	(95)	83	(178)	—
493	732	(239)	-32.7	GROUP NET INCOME	2,540	1,932	608	31.5

Consolidated Balance Sheet

In millions of euro

	at Sept. 30, 2004	at June 30, 2004	Change	at Dec. 31, 2003
Net fixed assets:
- Tangible and intangible	48,832	50,215	(1,383)	50,731
- Financial	470	480	(10)	531
Total	49,302	50,695	(1,393)	51,262
Net current assets:
- Trade receivables	7,884	8,150	(266)	6,991
- Inventories	4,540	4,404	136	4,211
- Other assets and net receivables from Electricity Equalization Fund	1,389	991	398	986
- Net tax receivables (payables)	844	513	331	(780)
- Trade payables	(6,140)	(6,280)	140	(5,835)
- Other liabilities	(10,271)	(7,754)	(2,517)	(7,627)
Total	(1,754)	24	(1,778)	(2,054)
Gross capital employed	47,548	50,719	(3,171)	49,208
Provisions:
- Employee termination indemnity	(1,210)	(1,194)	(16)	(1,298)
- Retirement benefits	(457)	(457)	—	(462)
- Net deferred taxes	(1,917)	(1,578)	(339)	(476)
- Other provisions	(1,227)	(1,200)	(27)	(1,483)
Total	(4,811)	(4,429)	(382)	(3,719)
Net capital employed	42,737	46,290	(3,553)	45,489
Group Shareholders’ Equity	19,653	21,165	(1,512)	21,124
Minority interests	1,103	1,095	8	191
Total Shareholders’ Equity	20,756	22,260	(1,504)	21,315
Net financial debt	21,981	24,030	(2,049)	24,174

TOTAL	42,737	46,290	(3,553)	45,489

Financial review

Income Statement

In the 3rd Quarter of 2004, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amount to euro 6,987 million, growing by euro 1,907 million over the same period in 2003 (up 37.5%) due almost entirely to electricity sales of Enel’s generation companies and the Parent Company in the Pool Market and to the Single Buyer. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation.

Other changes are due primarily to the following factors:

•	euro 159 million increase (from euro 257 million to euro 416 million, up 61.9%) in revenues from electricity sold to end-users on the free market in Italy mainly as a result of higher sales to “large electricity users” with respect to the same period in the previous year;

•	euro 69 million increase in revenues from foreign operations (from euro 266 million to euro 335 million, up 25.9%), of which euro 53 million relating to international trading of electricity;

•	euro 264 million decline in revenues from the sale and transport of electricity on the domestic regulated market (declining from euro 4,246 million to euro 3,982 million, down 6.2%). Such reduction is due to increased liberalization of the market, lower sales volumes (particularly to resellers which, since April 1, 2004 acquire electricity directly from the Single Buyer), in addition to the new tariff mechanism introduced by the Authority for years 2004-2007, effective from February 1, 2004. The decline is however partly offset by the application from January 1, 2004 of equalizing mechanisms on distributors’ margins, pursuant to Authority Regulation no. 5/04.

In the first nine months of 2004, revenues from the sale and transport of electricity and Electricity Equalization Fund contributions amount to euro 18,672 million, growing by euro 3,608 million over the same period in 2003 (up 24.0%) due almost entirely to the mentioned start of operation of the Pool Market and the activity of the Single Buyer. Other changes are due primarily to the following factors:

•	euro 422 million increase (from euro 824 million to euro 1,246 million, up 51.2%) in revenues from electricity sold to end-users on the free market in Italy as a result of the mentioned factor;

•	euro 235 million increase in revenues from foreign operations (from euro 664 million to euro 899 million, up 35.4%), of which euro 137 million relating to international trading of electricity and euro 51 million relating to Maritza

(consolidated from April 1, 2003, up euro 14 million) and Enel Unión Fenosa Renovables (whose results are consolidated from January 1, 2004, up euro 37 million);

•	a euro 613 million decline in revenues from the sale and transport of electricity on the domestic regulated market (from euro 12,625 million to euro 12,012 million, down 4.9%) due to the factors described above for the 3rd Quarter. The decline is however partly offset by the refinements of techniques for the measurement of volumes of electricity purchased and distributed but not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003, but not yet billed at September 30, 2004;

•	a decline in Electricity Equalization Fund contributions which, in the first nine months of 2003, included euro 67 million of contributions for electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92, no longer present in 2004.

Revenues from telecommunication services increase in the 3rd Quarter of 2004 by euro 57 million (up 5.7%) on the 3rd Quarter of 2003, growing from euro 1,006 million in the 3rd Quarter of 2003 to euro 1,063 million in the 3rd Quarter of 2004. The euro 54 million increase registered by mobile telecommunications (from euro 584 million in the 3rd Quarter of 2003 to euro 638 million in the same period in 2004, up 9.2%) and revenues generated on the Greek market (up euro 15 million), were partly offset by a euro 18 million decline in revenues from fixed-line telephone services and Internet (from euro 373 million in the 3rd Quarter of 2003 to euro 355 million in the 3rd Quarter of 2004, down 4.8%).

In the first nine months of 2004 revenues from telecommunication services grow by euro 184 million (from euro 2,937 million in the first nine months of 2003, to euro 3,121 million in the same period in 2004, up 6.3%) as a result of a euro 201 million increase in revenues from mobile telecommunications (from euro 1,618 million to euro 1,819 million, up 12.4%), and a euro 58 million increase in revenues generated on the Greek market, partly offset by a euro 78 million decline in revenues from fixed-line telephone services and Internet (from euro 1,184 million to euro 1,106 million, down 6.6%).

Sales of gas to end-users in the 3rd Quarter of 2004 amount to euro 167 million (up euro 36 million, or 27.5%) due primarily to higher volumes of gas sold, growing from 473 million cubic meters in the 3rd Quarter of 2003, to 620 million cubic meters in the same period in 2004 (up 31.1%). In the first nine months of 2004 revenues from the sale of gas to end-users grew by euro 125 million (up 15.2%) on euro 822 million in the first nine months of 2003. The volume of gas sold grew from 2,927 million cubic meters in the first nine months of 2003, to 3,623 million cubic meters in the same period in

2004 (up 23.8%). Revenues of Sicilmetano and Sicilmetano Energy for the first nine months of 2004 amounted to euro 16 million.

Other services, sales and revenues in the quarter amount to euro 819 million, declining by euro 836 million (down 50.5%) on euro 1,655 million in the 3rd Quarter of 2003, due primarily to the following factors:

•	recording in the 3rd Quarter of 2003 of euro 410 million in non-recurring income on the one-off reversal of the hydroelectric surcharge for 2002, whose reimbursement was resolved through a Decree dated September 10, 2003 issued by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance;

•	euro 214 million decline in revenues from the sale of fuel for trading (down 59.6%), of which euro 53 million relating to natural gas and euro 161 million to other fuels. It is to be noted that in the last months of 2003, a few days after their leaving the Group, the supply of fuel to Eurogen (now Edipower) and Interpower (now Tirreno Power), was terminated;

•	euro 200 million decrease of revenues from engineering and contracting activities, due almost entirely to slower activity after the completion of a number of foreign projects.

In the first nine months of 2004, revenues from other services, sales and revenues amount to euro 3,244 million, declining by euro 1,226 million (down 27.4%) on the corresponding period in the previous year. In addition to the mentioned recording of euro 410 million in non-recurring income on the one-off reversal of the hydroelectric surcharge in the 3rd Quarter of 2003, the decline is due to the net effect of the following:

•	a euro 564 million decline in revenues from the sale of fuel for trading (down 44.9%), of which euro 198 million relating to natural gas and euro 366 million to other fuels;

•	euro 355 million decline in revenues of the Engineering and contracting activities due to the reasons mentioned above;

•	euro 45 million decline in revenues due to the disposal of companies operating in the environmental services sector;

•	awarding in the first nine months of 2003 of a prize of euro 32 million to Enel Distribuzione for improvements achieved in 2001 in the quality of its electricity supply service;

•	reversal of the euro 194 million accrual made in previous years against annual charges (turnover contribution) payable by holders of telecommunication licenses, as a result of the motivated pronouncement dated June 8, 2004 issued by the European Court of Justice confirming the incompatibility of the contribution with EU Directive no. 97/13.

Personnel costs amount in the 3rd Quarter of 2004 to euro 813 million and decline by euro 15 million (down 1.8%) on the same period in 2003. In the first nine months of 2004 they amounted to euro 2,459 million, declining by euro 113 million (down 4.4%) on the first nine months of 2003.

Excluding the effect of changes in the scope of consolidation due primarily to the different scope of activity in the gas and real estate sectors, personnel costs decline by euro 9 million (down 1.1%) in the quarter, and by euro 90 million in the first nine months of the year (down 3.7%). The average number of employees, on a comparable basis, declines by 5.5% in the 3rd Quarter and by 6.5% in the first nine months of 2004. The higher average cost per employee reflects the increase due to the renewal of the contract for the sector, the increase in variable components and normal pay progression.

The cost of fuel consumed for thermal generation for the 3rd Quarter of 2004 amounts to euro 1,006 million and declines by euro 257 million (down 20.3%) on the same period in 2003. In the first nine months of 2004 it amounts to euro 2,605 million, declining by euro 570 million (down 18.0%) on the first nine months of 2003. The reduction can be attributed to lower thermal generation, the higher efficiency of the fuel mix thanks to the higher use of coal and the decline in the number of traditional oil/gas fired power plants, replaced with combined-cycle ones.

The cost of electricity purchased in the 3rd Quarter of 2004 grew by euro 2,471 million (from euro 831 million to euro 3,302 million) on the same period in 2003. In the first nine months of 2004 it grow by euro 4,085 million (from euro 3,323 million to euro 7,408 million) due to higher quantities purchased. The growth in purchases can be attributed almost in full to the increase in electricity sold as, with the start of operation of the Pool Market on April 1, 2004, distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies, as in the past.

Interconnection and roaming costs decline both in the 3rd Quarter (from euro 350 million to euro 329 million, down 6.0%) and in the first nine months of 2004 (from euro 1,037 million to euro 1,002 million, down 3.4%) on the respective periods in 2003 as a result of benefits deriving from the development of the proprietary mobile network, allowing to reduce traffic diverted to other operators, and to a reduction of termination charges.

In the 3rd Quarter of 2004, the cost of services, leases and rentals amounts to euro 977 million, increasing by euro 107 million (up 12.3%) on the same period in the previous year, due primarily to higher electricity and gas transport costs, (up euro 102 million).

In the first nine months of 2004, the cost of services, leases and rentals grew by euro 257 million (from euro 2,688 million to euro 2,945 million, up 9.6%), of which euro 183 million as a result of the above mentioned phenomenon, and euro 58 million to the increase in advertising costs, primarily due to the launch of i-modeTM services and the Happy Night offer by Wind.

The cost for the purchase of fuel for trading and gas for resale to end-users amounts in the quarter to euro 235 million, declining by euro 221 million (down 48.5%) on the same period in 2003 due almost entirely to fuel for trading.

In the first nine months of 2004 these costs amounted to euro 1,286 million, declining by euro 488 million (down 27.5%) on the same period in 2003. Fuel for trading (including natural gas) declines by euro 529 million, while the cost of natural gas for resale to end- users grows by euro 41 million, in line with the respective sales volumes.

The cost of materials consumed declines in the 3rd Quarter of 2004 by euro 132 million (from euro 448 million to euro 316 million, down 29.5%) on the 3rd Quarter of 2003, and by euro 240 million in the first nine months of 2004 (from euro 1,203 million to euro 963 million, down 20.0%) due primarily to lower needs of the Engineering and contracting activity for work carried out for third parties.

Other costs decline in the 3rd Quarter by euro 39 million (from euro 205 million to euro 166 million, down 19.0%), and by euro 100 million in the first nine months of 2004 (from euro 642 million to euro 542 million, down 15.6%), primarily due to a decline in charges incurred by Enel Distribuzione with the electricity system in connection with improvements in the continuity of service, amounting respectively to euro 33 million in the 3rd Quarter, and to euro 64 million in the first nine months of 2004. The reduction is due to regulatory changes that entitle the Electricity Equalization Fund to retrieve directly amounts paid by customers on account of the same. In 2003, costs were retrieved through sales tariffs, affecting in the same way both costs and revenues of distributors. An additional factor in the decline is represented by the cancellation of charges resulting from the introduction of a partial reimbursement mechanism for the margin generated on imports of electricity for the regulated market (Authority Regulation no. 226/02) equal respectively to euro 3 million and euro 14 million in the 3rd Quarter and in the first nine months of 2003.

Capitalized expenses amount in the 3rd Quarter of 2004 to euro 257 million, in line with the 3rd Quarter of 2003. In the first nine months of 2004 they increase by euro 39 million, primarily due to higher internal construction of plant and equipment in the Networks, Infrastructure and Sales division.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 2,149 million, down euro 730 million (or 25.4%) on the 3rd Quarter of 2003. Gross operating margin for the first nine months of 2004 amounts to euro 7,498 million, in line with the first nine months of 2003.

The breakdown by division is shown below:

Gross operating margin

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003	Change
819	992	(173)	Generation and Energy Management	2,826	2,797	29
725	1,328	(603)	Networks, Infrastructure and Sales	2,683	3,079	(396)
191	123	68	Transmission Networks	538	429	109
357	297	60	Telecommunications	1,171	777	394
57	139	(82)	Parent Company and Other activities	280	482	(202)

2,149	2,879	(730)	Total	7,498	7,564	(66)

Main factors contributing to the change in gross operating margin are outlined in the analysis of “Results by division”.

The operating income for the 3rd Quarter of 2004 amounts to euro 1,071 million, declining by euro 574 million (down 34.9%) on the same period in the previous year. The lower decrease in absolute terms with respect to the gross operating margin is due to lower (down 156 million) depreciation, amortization and accruals recorded on the 3rd Quarter of 2003. Depreciation and amortization charges decline by euro 139 million, of which euro 121 million relating to the Networks, Infrastructure and Sales division and to Transmission Networks, attributable primarily to the mentioned review of the useful economic life of domestic electricity distribution and transmission lines. Accruals and write-downs decline by euro 17 million due primarily to lower accruals in the Telecommunications area, down euro 15 million, as the turnover contribution on telecommunications services is no longer due.

Operating income for the first nine months of 2004 amounts to euro 4,118 million, up euro 242 million (or 6.2%) on the same period in 2003, benefiting, as compared to the change in the gross operating margin, from lower depreciation, amortization and accruals (down euro 308 million). Depreciation and amortization decline by euro 351 million, of which euro 394 million relating to the Networks, Infrastructure and Sales division and to Transmission Networks, due to the mentioned review of the useful economic life of domestic electricity distribution and transmission lines, partly offset by the euro 83 million increase recorded by Telecommunications, of which euro 55 million relating to consolidation difference arising on the acquisition (on July 1, 2003) of a 26.6% share in the capital stock of Wind held by France Telecom, and euro 28 million relating mainly to the development of the proprietary mobile network.

Accruals and write-downs grow in the first nine months of 2004 by euro 43 million, primarily as a result of a euro 93 million increase in write-downs recorded by Telecommunications due to the review, over the first nine months of 2003, of the risk profile of its receivables. Such increase is partly offset by lower accruals, also in Telecommunications, down euro 40 million, as the turnover contribution on telecommunication services is no longer due.

Net financial expense for the 3rd Quarter of 2004 declines by euro 30 million (down 10.1%) on the same period in 2003 as a result of the lower average debt for the quarter that benefited also from the disposal of subsidiary NewReal in July 2004. In the first nine months of 2004, net financial expense declines by euro 32 million (down 3.7%) due primarily to the lower average debt with respect to the first nine months of 2003.

The equity expense for the 3rd Quarter of 2004 is in line with the same period in the previous year, while it increases by euro 13 million in the first nine months of 2004.

Net extraordinary items are positive by euro 94 million in the 3rd Quarter of 2004, as compared with negative euro 48 million in the 3rd Quarter of 2003.

Extraordinary income for the 3rd Quarter of 2004 includes the capital gain on the disposal of NewReal, recorded provisionally at euro 120 million while possible adjustments to the sale price are being defined; negative components consist mainly of charges on early retirement incentives, amounting to euro 25 million.

In the first nine months of 2004, net extraordinary items are positive by euro 826 million, as compared with positive euro 206 million in the same period in 2003.

Extraordinary items for the first nine months of 2004 consist mainly of the following:

•	income amounting to euro 860 million related to the public offering of a 50% share in Terna’s capital stock in June 2004, including minority interests’ share in net income for the 1st Half of 2004;

•	the mentioned euro 120 million capital gain on the sale of company NewReal in July 2004;

•	charges on early retirement incentives, amounting to euro 86 million;

•	Parent Company’s expenses incurred in conjunction with the public offering of 50% of Terna’s capital stock, amounting to euro 36 million;

•	charges relating to the tax amnesty amounting to euro 31 million.

In the first nine months of 2003, extraordinary income included a euro 356 million capital gain on the disposal of Interpower, while extraordinary losses consisted primarily of charges on early retirement incentives amounting to euro 135 million.

Income taxes for the 3rd Quarter of 2004 amounted to euro 358 million, representing a 40.0% implied tax rate. In the 3rd Quarter of 2003, income taxes amounted to euro 567 million, representing a 43.7% implied tax rate.

In the first nine months of 2004, income taxes amounted to euro 1,456 million, representing a 35.6% implied tax rate. The implied tax rate benefits primarily from the non-taxability of the net gains from the initial public offering of a 50% share in Terna’s capital stock. Income taxes for the first nine months of 2003 amounted to euro 1,361 million, representing a 42.4% implied tax rate. Such tax rate reflected the benefit provided by the taxation of the capital gain on the disposal of Interpower at a 19% substitute tax rate.

Cash flows and debt

Cash flows for the 3rd Quarter and the first nine months of 2004 and 2003 are shown in the Statement of Cash Flows that follows.

3rd Quarter					First nine months
2004		2003		In millions of euro	2004		2003
(24,030	)(1)	(24,584	)(1)	Net financial debt at beginning of period	(24,174	)(2)	(24,467	)(2)
1,859		1,861		Cash generated by current operating activities	4,388		4,877
(867)		(907)		Capital expenditure on tangible and intangible assets	(2,414)		(2,591)
(40)		(1,442)		Investments in consolidated subsidiaries	(117)		(1,491)
1,097		15		Disposal of consolidated subsidiaries and business units	2,824		843
(3)		3		Other changes in fixed assets	68		134
187		(2,331)		Cash (employed) generated by investing activities	361		(3,105)
—		—		Dividends paid	(2,195)		(2,183)
—		—		Increase in capital stock and reserves due to exercise of stock options	201		—
3		—		Capital increases contributed by third parties	8		103
3		—		Cash employed in financing activities	(1,986)		(2,080)
—		—		Payment of tax on freeing-up of reserves, revaluation of assets and tax amnesty charges	(570)		(279)
2,049		(470)		Change in net financial debt	2,193		(587)
(21,981)		(25,054)		Net financial debt at end of period	(21,981)		(25,054)

(1)	At June 30, 2003 and 2004.

(2)	At January 1, 2003 and 2004.

Cash generated by current operating activities in the 3rd Quarter of 2004 is equal to euro 1,859 million, in line with euro 1,861 in the 3rd Quarter of 2003.

In the first nine months of 2004, cash generated by current operating activities declines by euro 489 million on the same period in the previous year due mainly to the increase in income taxes paid.

Cash generated by investing activities in the 3rd Quarter of 2004 amounts to euro 187 million, up from a cash employment of euro 2,331 million in the 3rd Quarter of 2003. The 3rd Quarter of 2004 benefits from the effect of the disposal in July 2004 of subsidiary NewReal, amounting to euro 1,098 million, net of the settlement of infragroup balances at the date of the deconsolidation of the subsidiary. Cash outflows for the quarter consist of capital expenditure on tangible and intangible assets amounting to euro 867 million, and investments in consolidated subsidiaries amounting to euro 40 million, of which euro 32 million relating to companies Ottogas Rete and

Ottogas Vendita, acquired in September 2004, and euro 8 million to companies operating in the sector of electricity generation from renewable resources in North America, acquired in July 2004. In the 3rd Quarter of 2003, cash requirements for investing activities included primarily the euro 1,330 million outlay for the acquisition, on July 1, 2003, of a 26.6% share in the capital stock of Wind held by France Telecom (in addition to euro 59 million of reimbursements on capital increases).

In the first nine months of 2004, investment activities generated a cash flow amounting to euro 361 million, against a cash employment of euro 3,105 million in the corresponding period in 2003. Disposals of companies and business units generated in the first nine months of 2004 a euro 2,824 million cash flow, of which euro 1,700 million relating to the mentioned disposal in June 2004 of 50% of Terna’s capital stock, and euro 1,098 million to the disposal of NewReal. Cash requirements of capital expenditure on tangible and intangible assets amounts to euro 2,414 million, while acquisitions of investments in consolidated companies amounted to euro 117 million, of which euro 76 million relating to the gas area, and euro 41 million to in the sector of electricity generation from renewable resources in North America. In the first nine months of 2003, cash requirements for investing activities were determined primarily by capital expenditure on tangible and intangible assets amounting to euro 2,591 million and investments in consolidated companies amounting to euro 1,491 million (of which euro 1,330 million relating to the acquisition of a 26.6% share in Wind), net of the financial effect of the disposal of Interpower, amounting to euro 798 million.

The first nine months of 2004 included the payment of euro 2,195 million in dividends on the 2003 net income of the Parent Company, in addition to extraordinary taxes amounting to euro 570 million. In the same period, the increase in capital stock and reserves resulting from the exercise of stock options and capital increases contributed by third parties amounted to euro 209 million.

In the first nine months of 2003, dividends paid amounted to euro 2,183 million, extraordinary taxes to euro 279 million, while capital increases contributed by third parties amounted to euro 103 million.

Net financial debt, its breakdown and changes are shown in the table below:

In millions of euro	at Sept. 30, 2004	at June 30, 2004	Change	at Dec. 31, 2003
Medium- and long-term debt:
- Bank loans	10,113	10,596	(483)	11,215
- Bonds	8,833	8,841	(8)	7,171
- Other loans	163	169	(6)	146
Medium- and long-term debt	19,109	19,606	(497)	18,532
- Own bonds and other items	(535)	(542)	7	(532)
- Medium- and long-term guarantee deposits	(1,525)	(1,525)	—	(1,528)
- Other medium- and long-term receivables	(75)	—	(75)	—
Net medium- and long-term debt	16,974	17,539	(565)	16,472
Short-term debt:
Bank loans:
- Short-term portion of medium- and long-term bank loans	531	658	(127)	736
- Use of revolving credit lines	—	400	(400)	1,172
- Other short-term bank debt	1,763	2,822	(1,059)	1,999
	2,294	3,880	(1,586)	3,907
Bonds (short-term portion)	1,062	1,262	(200)	3,260
Other loans (short-term portion)	16	12	4	20
Commercial paper	2,500	2,019	481	1,457
Other short-term financial loans	5	4	1	4
Short-term debt	5,877	7,177	(1,300)	8,648
Factoring receivables	(345)	(331)	(14)	(487)
Financial receivables from associates	(10)	(12)	2	(7)
Cash at banks and marketable securities	(515)	(343)	(172)	(452)
Net short-term financial debt	5,007	6,491	(1,484)	7,702

NET FINANCIAL DEBT	21,981	24,030	(2,049)	24,174

Net financial debt declines in the 3rd Quarter of 2004 by euro 2,049 million as a result of a euro 1,484 million decline in net short-term debt and a euro 565 million decrease in medium- and long-term debt. Short-term bank debt declines by euro 1,059 million due primarily to the mentioned financial effect of the disposal of NewReal and the lower use of revolving credit lines, accounting for euro 400 million. Commercial paper issued increases in the quarter by euro 481 million to euro 2,500 million at September 30, 2004, reaching the maximum usage limit provided for in the commercial paper program launched in 2001 and increased in 2004 by Enel Investment Holding BV, guaranteed by the Parent Company.

Balance Sheet

Tangible and intangible assets decline in the 3rd Quarter of 2004 by euro 1,383 million. The decline is due primarily to the disposal of NewReal, whose deconsolidation resulted in a euro 1,266 million decline in tangible and intangible assets. Tangible and intangible asset depreciation and amortization charges for the 3rd Quarter of 2004 amount to euro 1,019 million, capital expenditure on the same amounts to euro 867 million, and other increases in the value of the same to euro 35 million.

Financial assets amount to euro 470 million, in line with June 30, 2004.

Net current assets at September 30, 2004 have a balance of negative euro 1,754 million, as compared with positive euro 24 million at June 30, 2004. The euro 1,778 million decline is due primarily to the reclassification from the Group Shareholders’ Equity to other liabilities of euro 2,012 million relating to the interim dividend whose distribution was resolved by the Parent Company’s Board of Directors on September 9, 2004, to be paid out on November 25, 2004 with an ex-dividend date of November 22, 2004. Other changes in net current assets include:

•	a euro 266 million decline in trade receivables. The decline registered in the 3rd Quarter of 2004 in the electricity sector (down euro 240 million), in telecommunications (down euro 93 million), and in the gas area (down euro 75 million), is partly offset by the growth registered in other activities (up euro 142 million);

•	a euro 136 million growth in inventories, attributable mainly to the growth in contract work carried out by the Engineering and contracting activities;

•	a euro 398 million increase in other activities and net receivables from the Electricity Equalization Fund, due mainly to higher net receivables from the Electricity Equalization Fund. The increase is due primarily to the introduction of equalization mechanisms in 2004, as described further on in the section regarding the “Networks, Infrastructure and Sales” division;

•	a euro 331 million increase in net tax receivables due mainly to lower VAT payables, declining from euro 323 million at June 30, 2004, to euro 81 million at September 30, 2004, and the parallel reduction of withholding tax payables (down euro 62 million) and gas and electricity consumption tax payables (down euro 54 million);

•	a euro 140 million decline in trade payables in the Networks, Infrastructure and Sales division due to normal seasonal fluctuations;

•	an increase, among other liabilities, of advances received from customers of the Engineering and contracting sector (up euro 155 million), of payables to customers of the electricity sector on guarantee deposits (up euro 174 million) and of accrued liabilities (up euro 261 million), as a result of interest accrued and other elements as 13th monthly salary payments. Such increases are partly offset by the euro 76 million reduction in payables to personnel and social security authorities.

Provisions grow by euro 382 million due primarily to the increase in the net deferred tax provision (up euro 339 million), that includes the tax expense for the first nine months of the year.

Net capital employed declines from euro 46,290 at June 30, 2004 to euro 42,737 million at September 30, 2004. Shareholders’ Equity (Group and minority interests) amounts to euro 20,756 million and net financial debt is equal to euro 21,981 million. The debt to equity ratio is equal to 1.06, as compared with 1.08 at June 30, 2004 and 1.13 at December 31, 2003.

Results by division

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003	Change
			Generation and Energy Management
2,967	3,202	-7.3%	Revenues	8,996	9,395	-4.2%
819	992	-17.4%	Gross operating margin	2,826	2,797	1.0%
527	696	-24.3%	Operating income before amortization of goodwill	1,952	1,894	3.1%
513	683	-24.9%	Operating income	1,912	1,858	2.9%
			Networks, Infrastructure and Sales
4,701	4,904	-4.1%	Revenues	14,687	15,148	-3.0%
725	1,328	-45.4%	Gross operating margin	2,683	3,079	-12.9%
506	1,008	-49.8%	Operating income before amortization of goodwill	2,044	2,104	-2.9%
495	996	-50.3%	Operating income	2,010	2,067	-2.8%
			Transmission Networks
268	193	38.9%	Revenues	787	643	22.4%
191	123	55.3%	Gross operating margin	538	429	25.4%
143	58	146.6%	Operating income	395	233	69.5%
			Telecommunications
1,125	1,121	0.4%	Revenues	3,533	3,244	8.9%
357	297	20.2%	Gross operating margin	1,171	777	50.7%
32	(39)	182.1%	Operating income before amortization of goodwill	101	(212)	147.6%
(107)	(178)	39.9%	Operating income	(316)	(574)	44.9%
			Services and Other activities
336	632	-46.8%	Revenues	1,340	1,891	-29.1%
26	89	-70.8%	Gross operating margin	208	345	-39.7%
2	43	-95.3%	Operating income before amortization of goodwill	63	177	-64.4%
2	43	-95.3%	Operating income	62	177	-65.0%
			Parent Company
257	268	-4.1%	Revenues	761	808	-5.8%
45	59	-23.7%	Gross operating margin	142	179	-20.7%
39	52	-25.0%	Operating income	125	157	-20.4%
			Adjustments and elisions
(618)	(2,448)		Revenues	(4,120)	(7,836)
(14)	(9)		Gross operating margin	(70)	(42)
(14)	(9)		Operating income before amortization of goodwill	(70)	(42)
(14)	(9)		Operating income	(70)	(42)
			Total
9,036	7,872	14.8%	Revenues	25,984	23,293	11.6%
2,149	2,879	-25.4%	Gross operating margin	7,498	7,564	-0.9%
1,235	1,809	-31.7%	Operating income before amortization of goodwill	4,610	4,311	6.9%
1,071	1,645	-34.9%	Operating income	4,118	3,876	6.2%

Generation and Energy Management

The division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

•	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);

•	sale on the domestic market to “large electricity users” (end-users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;

•	trading on international markets, also through Enel Trade.

•	Energy products, through Enel Trade:

•	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);

•	sale of natural gas to “distributors”;

•	trading on international markets.

•	Logistic services, through Enel Logistica Combustibili.

•	Technologies linked to the development of alternative energy resources, through Conphoebus.

•	Generation of electricity abroad, through Viesgo Generaciòn and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America (North America) and Enel Latin America (Central and South America).

At December 31, 2003, foreign electricity generation activities were included in the International operations division. In the 2nd Quarter of 2004, such activities were reattributed to the Generation and Energy Management division. For the purposes of a like-for-like comparison, figures for 2003 relating to foreign generation companies have therefore been reattributed to the Generation and Energy Management division.

Generation and Energy Management

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003		Change
			Domestic operations
2,805	3,040	(235)	Revenues	8,571	9,007		(436)
744	929	(185)	Gross operating margin	2,649	2,640		9
480	654	(174)	Operating income before amortization of goodwill	1,852	1,805		47
480	654	(174)	Operating income	1,852	1,804		48
			International operations
179	166	13	Revenues	454	402		52
75	63	12	Gross operating margin	177	157		20
47	42	5	Operating income before amortization of goodwill	100	89		11
33	29	4	Operating income	60	54		6
			Elisions
(17)	(4)		Revenues	(29)	(14)
			Total
2,967	3,202	(235)	Revenues	8,996	9,395		(399)
819	992	(173)	Gross operating margin	2,826	2,797		29
527	696	(169)	Operating income before amortization of goodwill	1,952	1,894		58
513	683	(170)	Operating income	1,912	1,858		54
			Net capital employed	14,694	14,458	(1)	236
			Employees at period-end (no.)	10,938	11,196	(1)	(258)
156	162	(6)	Capital expenditure	532	448		84

(1) At December 31, 2003.

Domestic electricity generation

Enel net domestic electricity generation

3rd Quarter					First nine months
2004	2003	Change		In millions of kWh	2004	2003	Change
				Net generation:
24,724	31,700	(6,976)	-22.0%	Thermal	68,675	80,830	(12,155)	-15.0%
6,988	5,980	1,008	16.9%	Hydroelectric	22,086	20,419	1,667	8.2%
1,280	1,271	9	0.7%	Geothermal	3,867	3,766	101	2.7%
40	11	29	263.6%	Other resources	148	44	104	236.4%
33,032	38,962	(5,930)	-15.2%	Total net generation	94,776	105,059	(10,283)	-9.8%

Net electricity generation declined by 15.2% in the 3rd Quarter and by 9.8% in the first nine months of 2004, due partly to the coming into operation of generation plants belonging to third parties. Net electricity generation for the quarter was affected by the lower demand in July and August 2004 (down 2.5%) with respect to the same months in 2003. The decline in net generation in the first six months of 2004 was equal to 6.6%.

Thermal generation declined by 22.0% in the quarter, and by 15.0% in the first nine months of 2004, while hydroelectric generation grew in the two periods respectively by 16.9% and 8.2% due to the better water supply than in the previous year. The increase in generation from other resources (up 263.6% in the quarter and up 236.4% in the first nine months of 2004) is due to the coming into operation of new plants.

Contribution to gross thermal generation

3rd Quarter					First nine months
2004		2003		In millions of kWh	2004		2003
2,233	8.5%	4,073	12.2%	High-sulfur content fuel oil (S>0.5%)	6,427	8.8%	7,985	9.3%
3,500	13.4%	6,038	18.1%	Low-sulfur content fuel oil (S<0.5%)	9,671	13.3%	14,850	17.4%
5,733	21.9%	10,111	30.3%	Total fuel oil	16,098	22.1%	22,835	26.7%
12,355	47.2%	15,901	47.6%	Natural gas	30,734	42.3%	38,823	45.4%
8,055	30.8%	5,825	17.4%	Coal	24,658	33.9%	20,625	24.1%
37	0.1%	1,584	4.7%	Orimulsion and other fuels	1,239	1.7%	3,221	3.8%

26,180	100.0%	33,421	100.0%	TOTAL	72,729	100.0%	85,504	100.0%

The breakdown above shows a significant reduction in generation from fuel oil and natural gas and a corresponding increase in electricity generated from coal, favored by the increased availability of coal-fired generation plants. Enel’s generation plants are currently characterized by a lower proportion of traditional oil/gas fired plants, replaced with high-efficiency combined-cycle ones, among which the Priolo Gargallo and

Pietrafitta groups, the fourth group at La Casella and the sixth group at Termini Imerese that came into full operation in the year.

The Veneto Region renewed for one year the authorization for the experimental use of fuel produced from the firing of waste together with coal in the Fusina plant.

Operating performance for the quarter

Revenues for the 3rd Quarter of 2004 amount to euro 2,805 million, declining by euro 235 million (down 7.7%) on the same period in 2003, due mainly to the following factors:

•	recording in the 3rd Quarter of 2003 of non-recurring income of euro 410 million relating to the one-off reversal of the hydroelectric surcharge for 2002;

•	lower revenues from the sale of fuel for trading, down euro 214 million, due to the expiration in the last months of 2003, a few months after their leaving the Group, of supplies contracts with Eurogen (currently Edipower) and Interpower (currently Tirreno Power);

•	euro 163 million increase in revenues on electricity sold by Enel Trade primarily to third parties;

•	recording of revenues generated on the new ancillary services market partly offset by the reduction of revenues for the sale of electricity by generation companies, resulting in a net positive impact of about euro 160 million;

•	a euro 30 million increase in revenues from the sale of natural gas to the Sales division due to higher volumes of gas sold.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 744 million, down on euro 929 million in the same period in 2003 (declining by euro 185 million, down 19.9%). The decline was partly due to the mentioned reversal in the 3rd Quarter of 2003 of the hydroelectric surcharge for 2002 and the reduction in margins due to lower sales of electricity in the 3rd Quarter of 2004. Such factors are partly offset by revenues from the new ancillary services market and the improvement in the fuel mix resulting from the higher use of coal.

Operating income for the quarter amounts to euro 480 million, down euro 174 million on the 3rd Quarter of 2003, when it amounted to euro 654 million.

Operating performance for the first nine months of the year

In the first nine months of 2004, revenues amounted to euro 8,571 million, declining by euro 436 million (down 4.8%) on the same period in 2003 due to the following factors:

•	lower revenues from the sale of fuel for trading, down euro 564 million, due to the reasons explained above;

•	recording in the first nine months of 2003 of the mentioned non-recurring income of euro 410 million;

•	a reduction in Electricity Equalization Fund contributions which, in the first nine months of 2003, included euro 67 million relating to contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, no longer present in 2004;

•	euro 455 million increase in revenues on electricity sold by Enel Trade primarily to third parties;

•	recording of revenues from the new ancillary services market, partly offset by the reduction of revenues for the sale of electricity by generation companies, resulting in a net positive impact of about euro 90 million;

•	a euro 72 million increase in revenues from the sale of natural gas to the Sales division.

Gross operating margin for the first nine months of 2004 amounts to euro 2,649 million, in line with the same period in 2003. The improvement in the fuel mix, with a higher use of coal, and the positive effect of revenues from the new ancillary services market, offset both the effect of the recording in 2003 of non-recurring income on the reversal of the hydroelectric surcharge for 2002 and lower margins caused by the decline in electricity sold.

Operating income for the first nine months of 2004 amounts to euro 1,852 million, up euro 48 million on the same period in 2003, due to lower depreciation, amortization and accruals, down euro 39 million.

International operations

Main changes in the scope of consolidation for the two periods considered in generation activities outside of Italy are limited to:

•	Maritza (electricity generation in Bulgaria), consolidated from April 1, 2003;

•	Enel Unión Fenosa Renovables (electricity generation from renewable resources in Spain), acquired at the end of December 2003. The subsidiary’s results were consolidated from January 1, 2004.

Revenues for the 3rd Quarter of 2004 amount to euro 179 million, up euro 13 million on the same period in 2003 due to the first-time consolidation of Enel Unión Fenosa Renovables (euro 16 million).

Net electricity generation of Enel’s international operations in the 3rd Quarter of 2004 amounts to 3,404 million kWh, up 184 million kWh on the 3rd Quarter of 2003. The 260 million kWh increase due to the first-time consolidation of Enel Unión Fenosa Renovables was partly offset by the decline in generation registered by the Viesgo Group.

Gross operating margin for the quarter amounts to euro 75 million, up euro 12 million on the same period in 2003. The increase (euro 8 million) is partly due to Enel Unión Fenosa Renovables.

Operating income grows by euro 4 million to euro 33 million as a result of the recording of euro 42 million in depreciation, amortization, accruals and write-downs (as compared with euro 34 million in the 3rd Quarter of 2003), whose increase can be attributed to the consolidation of Enel Unión Fenosa Renovables.

In the first nine months of 2004, revenues amounted to euro 454 million, up euro 52 million on the same period in 2003 (euro 402 million). The increase is due to the first-time consolidation of Enel Unión Fenosa Renovables (euro 39 million), Maritza, which in 2003 was consolidated from April 1 (euro 15 million), and to the 26% increase in electricity generated by Enel Latin America (euro 9 million), partly offset by a decline of euro 11 million recorded by Viesgo as a result mainly of a reduction in the average sale price of electricity on the Spanish market.

Net generation of international operations in the first nine months of 2004 amounted to 8,928 million kWh, as compared to 7,521 million kWh in the same period in 2003. The 1,407 million kWh increase is due almost in full to the first-time consolidation of Enel Unión Fenosa Renovables (representing an increase of 612 million kWh), and the fact that in 2003 Maritza was consolidated from April 1 (representing an increase of 610 million kWh).

Viesgo’s net generation in the first nine months of 2004 was equal to 4,390 million kWh, as compared with 4,331 million kWh in the same period in 2003 (up 59 million kWh), while Maritza’s net generation amounts to 2,313 million kWh.

Gross operating margin in the first nine months of 2004 grows by euro 20 million on the same period in 2003 to euro 177 million as a result of the gross operating margin generated by Enel Unión Fenosa Renovables (euro 21 million) and the increase registered by Enel Latin America (up euro 7 million), partly offset by the reduction recorded by Viesgo (down euro 7 million).

Operating income grows by euro 6 million to euro 60 million as a result of the recording of euro 117 million in depreciation, amortization, accruals and write-downs (up euro 14 million on the first nine months of 2003).

Networks, Infrastructure and Sales

The Enel structure includes two specific operating divisions:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Networks and Infrastructure, that includes electricity and gas network operations.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003		Change
			Electricity — Domestic operations
4,425	4,634	(209)	Revenues	13,400	13,973		(573)
698	1,291	(593)	Gross operating margin	2,456	2,867		(411)
509	1,012	(503)	Operating income before amortization of goodwill	1,908	1,994		(86)
509	1,012	(503)	Operating income	1,908	1,994		(86)

			Electricity — Foreign operations
103	103	—	Revenues	313	264		49
15	15	—	Gross operating margin	48	47		1
6	6	—	Operating income before amortization of goodwill	24	21		3
6	6	—	Operating income	24	21		3

			Electricity — Total
4,528	4,737	(209)	Revenues	13,713	14,237		(524)
713	1,306	(593)	Gross operating margin	2,504	2,914		(410)
515	1,018	(503)	Operating income before amortization of goodwill	1,932	2,015		(83)
515	1,018	(503)	Operating income	1,932	2,015		(83)

			Gas
176	167	9	Revenues	979	911		68
12	22	(10)	Gross operating margin	179	165		14
(9)	(10)	1	Operating income before amortization of goodwill	112	89		23
(20)	(22)	2	Operating income	78	52		26

			Elisions
(3)	—		Revenues	(5)	—

			Total
4,701	4,904	(203)	Revenues	14,687	15,148		(461)
725	1,328	(603)	Gross operating margin	2,683	3,079		(396)
506	1,008	(502)	Operating income before amortization of goodwill	2,044	2,104		(60)
495	996	(501)	Operating income	2,010	2,067		(57)
			Net capital employed	13,323	11,981	(1)	1,342
			Employees at period-end (no.)	35,697	36,826	(1)	(1,129)
428	416	12	Capital expenditure	1,186	1,237		(51)

(1)	At December 31, 2003.

Electricity

For an analysis of results, electricity distribution and sale activities managed by Italian subsidiaries are separated from foreign subsidiaries’ activities previously included in the International operations division, no longer present from the 2nd Quarter of 2004.

Electricity — Domestic operations

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

•	Enel Sole (public and art lighting);

•	Enel.si (franchising).

Operating performance for the quarter

Revenues for the 3rd Quarter of 2004 amount to euro 4,425 million, declining by euro 209 million (down 4.5%) on the same period in 2003. The reduction is due mainly to the following factors:

•	euro 527 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 314 million due to the decline in electricity supplied to end-users, and euro 213 million relating to lower electricity sales to resellers;

•	the recording of euro 290 million in higher revenues as a result of the application from January 1, 2004 of equalizing mechanisms for distributors’ margins pursuant to Authority Resolution no. 5/04, allowing, among other things, to limit the economic impact of possible spreads between the purchase and transport cost of electricity — set monthly at the average unit cost incurred by the Single Buyer — and the sale price of electricity on the regulated market — set quarterly by the Authority;

•	euro 46 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices;

•	euro 7 million decline in revenues of Enel.si.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
	Transported	Sold on				Transported	Sold on
	for the	regulated		In millions		for the	regulated		In millions
	free market	market	Total	of euro	€¢/kWh	free market	market	Total	of euro	€¢/kWh
	3rd Quarter 2004					3rd Quarter 2003
High-voltage	11,331	1,227	12,558	138	1.10	10,071	1,214	11,285	114	1.01
Medium-voltage	15,935	6,231	22,166	717	3.23	13,815	7,941	21,756	800	3.68
Low-voltage	1,417	26,192	27,609	2,845	10.30	740	27,040	27,780	3,100	11.16

Total	28,683	33,650	62,333	3,700	5.94	24,626	36,195	60,821	4,014	6.60

Total revenues from the sale (regulated market) and transport of electricity, excluding sales to resellers, amount in the 3rd Quarter of 2004 to euro 3,700 million, declining by euro 314 million on the same period in 2003. Sales on the regulated market decline by 2,545 million kWh (down 7.0%), while the volume of electricity transported for the free market increases by 4,057 million kWh (up 16.5%). Total electricity “distributed” grows by 2.5% on the 3rd Quarter of 2003.

Average unit revenues per kWh distributed decline from €¢ 6.60 to €¢ 5.94 (down 10.0%) due primarily to the opening-up of the market and the resulting change in the mix between non-eligible customers and eligible ones, in addition to the decline in the tariff components aimed at remunerating the distribution, metering and sale service effective February 1, 2004.

Main changes are analyzed by voltage segment:

•	High-voltage electricity’s revenues amount to euro 138 million, growing by euro 24 million (up 21.1%) due to an increase in the volume of electricity sold and transported (up 11.3%) and in the average sale price (up 8.9%);

•	Medium-voltage electricity’s revenues amount to euro 717 million, representing a decline of euro 83 million (down 10.4%) on the 3rd Quarter of 2003 despite an increase in the volume of electricity distributed (up 1.9%). The decrease reflects the lower average sale price (down 12.2%) resulting from the different mix between non-eligible customers (whose consumption declined by 1,710 million kWh, down 21.5%) and eligible ones (with sales increasing by 2,120 million kWh, up 15.3%), in addition to the mentioned tariff changes introduced by the Authority effective February 2004;

•	Low-voltage electricity’s revenues amount to euro 2,845 million, declining by euro 255 million (down 8.2%) on the 3rd Quarter of 2003 due to the decline in the average sale price (down 7.7%) and the volume of electricity distributed (down 0.6%).

Electricity supplied to resellers (sales and transport) in the 3rd Quarter of 2004 decline to euro 3 million from euro 216 million in the same period in 2003, due primarily to the fact that, from April 1, 2004, resellers acquire electricity directly from the Single Buyer.

With regards to the free market, Enel Energia’s sales to eligible end-users and other operators (including infragroup adjustments with Enel Trade) grow by euro 45 million (up 35.4%), as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	3rd Quarter 2004		3rd Quarter 2003		Change
Sales to eligible end-users	171	1,909	122	1,654	49	255
Sales to other operators	1	17	2	31	(1)	(14)
	172	1,926	124	1,685	48	241
Infragroup adjustments	—	—	3	—	(3)	—

Total	172	1,926	127	1,685	45	241

Considering also sales made by Enel Trade to end-users, amounting to 2,995 million kWh, the Group’s domestic free market sales amount in the 3rd Quarter of 2004 to 4,921 million kWh, up 73.0% on the 3rd Quarter of 2003.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 698 million, declining by euro 593 million (down 45.9%) on the same period in 2003 due mainly to the mentioned application of equalization mechanisms on distributors’ margins, eliminating the seasonal effect that in the 3rd Quarter of 2003 resulted in about euro 400 million in higher margins. Such difference will be reabsorbed in the last quarter of 2004. The decline in the gross operating margin was also determined by the reduction in the tariff component aimed at remunerating the distribution, metering and sale service, effective February 1, 2004.

Operating income for the 3rd Quarter of 2004 amounts to euro 509 million, declining by euro 503 million on the same period in 2003 (down 49.7%) as a result of the reduction in the gross operating margin, partly offset by the euro 90 million reduction in depreciation, amortization, accruals and write-downs (down 31.2%) for the quarter. The decline in the depreciation expense results from the extension in the economic life of certain classes of assets (power lines) to bring it into line with international practice in the industry. The effect of the resulting change in depreciation rates generated savings totaling about euro 128 million, partly offset by higher depreciation resulting from the development of distribution networks.

Operating performance for the first nine months

Revenues for the first nine months of 2004 amount to euro 13,400 million, declining by euro 573 million (down 4.1%) on the same period in 2003. The reduction is due mainly to the following factors:

•	euro 1,098 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 640 million due to the decline in electricity supplied to end-users and euro 458 million relating to lower electricity sales to resellers;

•	the recording of euro 505 million in higher revenues as a result of the application from January 1, 2004 of equalizing mechanisms for distributors’ margins pursuant to Authority Resolution no. 5/04;

•	euro 101 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit sale prices;

•	euro 8 million decline in revenues from public lighting (Enel Sole);

•	decline in other revenues due mainly to the recording in the first nine months of 2003 of a euro 32 million prize for improvements achieved in 2001 in the quality of electricity supply service and the decline in capital and operating grants, down euro 25 million.

Sale and transport of electricity (Enel Distribuzione e Deval)

	In millions of kWh					In millions of kWh
	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh
	First nine months 2004					First nine months 2003
High-voltage	33,664	3,622	37,286	411	1.10	33,417	3,662	37,079	398	1.07
Medium-voltage	47,334	18,136	65,470	2,101	3.20	41,016	24,313	65,329	2,526	3.87
Low-voltage	3,719	81,122	84,841	8,796	10.40	1,433	78,795	80,228	9,024	11.25

Total	84,717	102,880	187,597	11,308	6.03	75,866	106,770	182,636	11,948	6.54

Total revenues from the sale (regulated market) and transport of electricity, excluding sales to resellers, amount in the first nine months of 2004 to euro 11,308 million, declining by euro 640 million (down 5.4%) on the same period in 2003. Sales on the regulated market — that benefit from the refinement of techniques for the measuring of electricity acquired, distributed, but not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003 but not yet billed at September 30, 2004 — decline by 3,890 million kWh (down 3.6%), while the volume of electricity transported for the free market increases by 8,851 million kWh (up 11.7%). Total electricity “distributed” grows by 2.7% on the first nine months of 2003.

Average unit revenues per kWh distributed decline from €¢ 6.54 to €¢ 6.03 (down 7.8%). The decline in average unit revenues on regulated market sales and the transport of electricity is already commented in the section regarding the 3rd Quarter.

Main changes are analyzed by voltage segment:

•	High-voltage electricity’s revenues grow by euro 13 million (up 3.3%) due to an increase in the volume of electricity distributed (up 0.6%) and in the average sale price (up 2.8%);

•	Medium-voltage electricity’s revenues decline by euro 425 million (down 16.8%) on the first nine months of 2003 despite an increase in the volume of electricity distributed (up 0.2%). The decrease reflects the lower average sale price (down 0.67 €¢ per kWh, or 17.3%) resulting from the different mix between non-eligible customers (whose consumption declined by 6,177 million kWh, down 25.4%) and eligible ones (with sales increasing by 6,318 million kWh, up 15.4%), in addition to the mentioned tariff changes introduced by the Authority effective February 2004. The decline in electricity sold is due almost in full to the opening-up of the market from the 2nd Half of 2003;

•	Low-voltage electricity’s revenues decline by euro 228 million (down 2.5%) on the first nine months of 2003 due to the decline in the average sale price (down 0.85 €¢

per kWh, or 7.6%) that more than offset the 4,613 million kWh increase in the volume of electricity distributed (up 5.7%), that reflects also the mentioned upward revision of estimates made at the end of 2003 not yet billed at September 30, 2004.

Electricity supplied to resellers (sales and transport) decline by euro 458 million (down 62.7%), due primarily to the activity of the Single Buyer.

With regards to the free market, Enel Energia’s sales to eligible end-users and other operators (including infragroup adjustments with Enel Trade) grow by euro 95 million (up 24.2%), as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	First nine months 2004		First nine months 2003		Change
Sales to eligible end-users	476	5,441	365	4,498	111	943
Sales to other operators	4	78	5	125	(1)	(47)
	480	5,519	370	4,623	110	896
Infragroup adjustments	7	—	22	—	(15)	—

Total	487	5,519	392	4,623	95	896

Considering also sales made by Enel Trade to end-users, amounting to 9,957 million kWh, the Group’s domestic free market sales amount in the first nine months of 2004 to 15,476 million kWh, up 89.8% on the same period in 2003.

Gross operating margin for the first nine months of 2004 amounts to euro 2,456 million, declining by euro 411 million (down 14.3%) on the same period in 2003. The decline is due to the reasons already discussed in the comment to the 3rd Quarter, partly offset by:

•	operating cost savings achieved by Enel Distribuzione, amounting to about euro 95 million, of which euro 81 million of personnel costs;

•	the refinement of techniques for the measuring of electricity acquired, distributed, but not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003 but not yet billed at September 30, 2004.

Operating income for the first nine months of 2004 amounts to euro 1,908 million, declining by euro 86 million on the same period in 2003 (down 4.3%). Such reduction is significantly lower than that registered by the gross operating margin, mainly due to the reduction in depreciation resulting from the extension in the useful economic life of power lines. The effect of the resulting change in depreciation rates generated savings totaling about euro 382 million, partly offset by higher depreciation resulting from the development of distribution networks.

Electricity — Foreign operations

Enel operates in Spain in the field of electricity distribution through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa.
Revenues, gross operating margin, and operating income for the 3rd Quarter of 2004 are equal respectively to euro 103 million, euro 15 million and euro 6 million, and are in line with figures reported in the same period in 2003.

Revenues for the first nine months of 2004 amount to euro 313 million, increasing by euro 49 million (up 18.6%) on the same period in 2003. The increase is due primarily to the growth in volumes traded.

Gross operating margin amounts to euro 48 million, increasing by euro 1 million (up 2.1%) on the first nine months of 2003, while operating income amounts to euro 24 million, growing by euro 3 million (up 14.3%) on the same period in 2003.

Gas

In the context of the Networks, Infrastructure and Sales division, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Enel Rete Gas (formerly Camuzzi Gazometri), GE.AD., Sicilmetano and Ottogas Rete, owners of the distribution networks and the related concession for their management, issued at the local level;

•	Enel Gas, Sicilmetano Energy and Ottogas Vendita, to which the sale of gas to end- users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale of natural gas to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management division.
To complete the restructuring process, Enel Distribuzione Gas, Enel Rete Gas, GE.AD. and Sicilmetano will be merged into a single company, while Sicilmetano Energy will be merged into Enel Gas.

Companies Sicilmetano and Sicilmetano Energy were acquired in January 2004 for a total consideration of euro 40 million. The first operates in the natural gas distribution sector in a number of Sicilian provinces, managing the related concessions in 15 municipalities, with 61,000 linked customers, of which 37,000 active. The second company sells natural gas in the same areas.
In September 2004, Ottogas Rete and Ottogas Vendita were acquired for a total consideration of euro 32 million. The first company operates in the distribution of natural gas in some of Campania’s provinces, managing the related concessions in 9 municipalities and serving about 36,000 active customers, while the second sells gas in the same areas. Both companies were consolidated at September 30, 2004 limited to the balance sheet.

With reference to companies operating in the environmental services sector, on February 18, 2004, the Aimeri Group was sold for euro 14 million.

Operating performance for the quarter

Revenues for the 3rd Quarter of 2004 generated by the gas area amount to euro 176 million, as compared with euro 167 million in the same period in 2003. Revenues from gas sales to end-users increase by euro 36 million (up 27.5%) on euro 131 million in the 3rd Quarter of 2003. Other revenues (connection fees, refunds, etc.) decline by euro 9 million from euro 36 million in the 3rd Quarter of 2003, in which they included sales of environmental sector companies disposed of in February 2004.

At the end of September 2004, customers served by Enel Gas were about 1.9 million, distributed on the whole national territory.

Taking into account also the activity of Enel Trade, that in the 3rd Quarter of 2004 reported sales to third parties amounting to 219 million cubic meters of gas and revenues equal to euro 19 million, Enel’s total gas sales for the quarter amount to 839 million cubic meters, generating euro 186 million in revenues.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 12 million, down euro 10 million on the same period in 2003 due mainly to a decline in gas sale prices.

Operating income for the 3rd Quarter of 2004 amounts to negative euro 20 million (as compared with negative euro 22 million in the 3rd Quarter of 2003) after depreciation, amortization and accruals of euro 32 million, down from euro 44 million in the 3rd Quarter of 2003 in which they included euro 9 million of accruals made against expected losses on the disposal of companies operating in the environmental services sector.

It is to be noted that, due to climatic factors and the summer recess of industrial activities, the 3rd quarter of the year represents for the gas sector the least favorable in terms of seasonal distribution of revenues and margins.

Operating performance for the first nine months

Revenues for the first nine months of 2004 generated by the gas area amount to euro 979 million, increasing by euro 68 million (up 7.5%) on euro 911 million in the same period in 2003.

Revenues from gas sales to end-users increase by euro 125 million (up 15.2%) on euro 822 million in the first nine months of 2003. The increase includes euro 16 million due to the Sicilmetano Group, acquired in January 2004.

Other revenues (connection fees, refunds, etc.) decline by euro 26 million from euro 89 million in the first nine months of 2003, due primarily to the sale of environmental sector companies sold.

Taking into account also the activity of Enel Trade, that in the first nine months of 2004 reported sales to third parties amounting to 1,106 million cubic meters of gas and revenues equal to euro 191 million, Enel’s total gas sales for the first nine months of the year amount to 4,729 million cubic meters, generating euro 1,138 million in revenues.

Gross operating margin for the first nine months of 2004 amounts to euro 179 million, growing by euro 14 million (up 8.5%) on the same period in 2003. Taking into account Enel Trade that generated through the procurement and sale of natural gas a gross operating margin of euro 83 million, Enel’s total margin in the gas sector for the first nine months of 2004 amounts to euro 262 million.

Operating income for the first nine months of 2004 amounts to euro 78 million, increasing by euro 26 million (up 50.0%) on euro 52 million in the same period in 2003. The improvement in the operating income is due to the euro 12 million reduction in depreciation, amortization and accruals for the period due to the reasons described for the 3rd Quarter.

Transmission Networks

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

On December 31, 2003, Terna acquired from Enelpower a controlling share in Brazilian companies Trasmissora Sudeste Nordeste SA (99.74%) and Novatrans Energia SA (99.99%). The acquired companies own two super-high voltage power transmission lines in Brazil.

Contrary to the past, for comparative purposes, figures for the 3rd Quarter and the first nine of 2003 include the results of the two acquired companies. Figures relating to the two Brazilian companies were in the past included in the Engineering and contracting sector in the Services and Other activities area.

Transmission Networks

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003		Change
			Terna
236	175	61	Revenues	703	605		98
170	110	60	Gross operating margin	480	405		75
127	48	79	Operating Income	349	216		133

			Brazilian transmission companies
32	18	14	Revenues	84	38		46
21	13	8	Gross operating margin	58	24		34
16	10	6	Operating Income	46	17		29

			Total
268	193	75	Revenues	787	643		144
191	123	68	Gross operating margin	538	429		109
143	58	85	Operating Income	395	233		162

			Net capital employed	3,567	3,580	(1)	(13)
			Employees at period-end (no.)	2,958	2,837	(1)	121
71	102	(31)	Capital expenditure	208	275		(67)

(1) At December 31, 2003.

Terna’s listing was completed in June with the initial public offering (IPO) to the general public and Italian and foreign institutional investors of 1 billion ordinary shares, representing 50% of Terna’s capital stock, of which 130 million shares acquired through a “greenshoe” option by joint global coordinators. The placement price was euro 1.7 per share, generating proceeds equal to euro 1.7 billion.

To optimize the leverage of the company in view of its listing, in application of the resolution of the Shareholders’ Meeting held on January 28, 2004, Terna reduced its capital stock from euro 2,036 million to euro 440 million. As provided in the said resolution, Terna reimbursed Enel an amount equal to euro 1,200 million and accrued to other reserves euro 396 million.

Law no. 290/03 modified the regulatory framework of the electricity transmission sector, providing for the unification of ownership and management of the National Transmission Network (NTN), setting at 20% (effective July 1, 2007) the maximum share in the capital stock of the resulting company that may be held by companies subject to “public control, also indirect” which operate in the field of generation, import, distribution and sale of electricity and natural gas (as modified by Law no. 239/04).

The Decree of the President of the Council of Ministers dated May 11, 2004, implementing the above mentioned Law, provides that:

•	by October 31, 2005 all activities — barring some exceptions — assets, functions and relationships pertaining to the ISO shall be transferred for a consideration to Terna;

•	once the transfer becomes effective, Terna will assume the ownership and management of the NTN, while the ISO and Terna will make amendments to the respective incorporations;

•	the entity deriving from the merger will be managed according to neutral and impartial criteria, without discriminating between customers or categories of customers;

•	by December 31, 2004 the ISO will prepare an integrated document, denominated “Code for the transmission, dispatching, development and safety of the network”, containing technical rules for the access and use of the NTN.

Operating performance for the quarter

Revenues for the 3rd Quarter of 2004 amount to euro 268 million, up euro 75 million on the same period in 2003 due mainly to the upward adjustment of fees for the use of the NTN for the 2004-2007 new regulatory period introduced by the Authority (Resolution no. 5/04), resulting in a euro 67 million increase in revenues, in addition to the increase in revenues recorded by Brazilian transmission companies (up euro 14 million).

Gross operating margin for the quarter amounts to euro 191 million (of which euro 21 million relating to Brazilian subsidiaries), growing by euro 68 million on the 3rd Quarter of 2003, despite a euro 7 million increase in operating costs due to Brazilian transmission lines.

Operating income amounts to euro 143 million, increasing by euro 85 million on the 3rd Quarter of 2003. In addition to the improvement in the gross operating margin, the increase can be ascribed to a reduction in the depreciation expense for the period as a result of the extension of the useful life of power lines and transformer stations carried out by Terna at the end of 2003 to bring it into line with international practice in the industry. The effect of the resulting change in depreciation rates generated savings totaling about euro 41 million, partly offset by higher depreciation resulting from the development of transmission networks. Depreciation for the 3rd Quarter of 2003 was in fact calculated on previously applicable depreciation rates. Such positive factors were partly offset by higher accruals to the risk provision (up euro 5 million), reflecting the estimated amount due on adjustments on NTN usage fees resulting from the assessment of new ownership shares of the network currently underway.

Operating performance for the first nine months

Revenues for the first nine months of 2004 amount to euro 787 million, up euro 144 million on the same period in 2003 due to the same phenomena described for the third quarter, resulting in a euro 102 million increase in revenues due to the adjustment of NTN usage fees, and a euro 46 million increase recorded by Brazilian transmission companies.

Gross operating margin for the first nine months of 2004 amounts to euro 538 million (of which euro 58 million relating to Brazilian subsidiaries), growing by euro 109 million on the first nine months of 2003, despite a euro 35 million increase in operating costs due primarily to the cost of services incurred by Terna for the mentioned listing, and a euro 12 million increase in operating costs recorded by Brazilian companies.

Operating income amounts to euro 395 million, increasing by euro 162 million on the first nine months of 2003. In addition to the improvement in the gross operating margin, the increase can be ascribed primarily to a reduction in the depreciation expense for the period as a result of the mentioned extension of the useful economic life of power lines and transformer stations. The effect of the resulting change in depreciation rates generated savings totaling about euro 89 million, partly offset by higher depreciation resulting from the development of transmission networks.

As already discussed in the comment to the operating performance for the 3rd quarter, such positive factors were partly offset by higher accruals to the risk provision (up euro 18 million).

Telecommunications

Wind operates in the fixed and mobile phone telecommunications and Internet services sector. In Italy, mobile services are offered under the Wind trademark, while fixed telephony services (voice and Internet) are offered under the Infostrada one. The Libero trademark is used for the Internet portal.

In the 1st Quarter of 2004, the Parent Company contributed to Wind the entire capital stock of Enel.Net, owner of the optic fiber “backbone” (acquired by Enel.Net on July 1, 2003 through a spin-off carried out by Enel.it) and its telecommunications towers (consisting of transmitter centers, pylons, poles and antennas holders). Contrary to the corresponding periods in 2003, therefore, figures for the 3rd Quarter and the first nine months of 2004 for the Telecommunications area include Enel.Net.

Telecommunications

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003		Change
1,125	1,121	4	Revenues	3,533	3,244		289
357	297	60	Gross operating margin	1,171	777		394
32	(39)	71	Operating income before amortization of goodwill	101	(212)		313
(107)	(178)	71	Operating income (1)	(316)	(574)		258
			Net capital employed (1)	12,551	13,203	(2)	(652)
			Employees at period-end (no.)	8,359	8,769	(2)	(410)
200	203	(3)	Capital expenditure	430	551		(121)

(1)	Includes the amortization of goodwill on the acquisition of Infostrada and the stakes in Wind formerly owned by Deutsche Telekom and France Telecom. The amortization of goodwill relating to Wind’s minor subsidiaries is also included.

(2)	At December 31, 2003.

The Wind Group and the telecommunications market

Mobile telephone service

The domestic market for mobile telecommunications continued to grow in line with the previous year. Voice services are showing signs of maturity, while data and multimedia services are growing and offer promising prospects.

At the end of September 2004, domestic mobile telephone services had a customer base of over 61 million SIM cards, representing a penetration of over 100% of the Italian population. In such framework Wind reached at the end of the 3rd Quarter a market share of about 19% (up from 17.3% at the end of 2003) for a total of 11.7 million SIM cards (including 0.4 million machine-to-machine SIM cards).

In the first nine months of 2004, Wind’s total voice traffic was equal to about 9.9 billion minutes (up 41.4% on the same period in 2003), while SMSs exchanged amounted to about 2.5 billion. Revenues from mobile telecommunication services (excluding those provided to other Enel Group companies) amounted to euro 1,819 million, up 12.4% on the first nine months of 2003. Monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), was equal in the first nine months of 2004 to euro 21.4, as compared with euro 22.1 in the same period in 2003.

In the period, Wind focused on the development of value added and multimedia services, on the streamlining of the commercial offer and the testing of the UMTS technology. The i-mode™ offer was enriched with new content, with customers exceeding 200,000 at the end of the period, while commercial offers were streamlined and simplified with the end of facilitating the customer acquisition process.

Fixed-line telephone service

In the first nine months of 2004 the consolidation of the fixed-line telephone service segment continued while voice traffic remained stable, with signs of a decline due to the migration from fixed-line traffic to mobile.

At the end of September 2004, Wind had a base of about 2.5 million customers, of which about 400,000 are active ULL (Unbundling of the Local Loop) customers.

Wind’s voice traffic in the first nine months of 2004 was equal to about 10.5 billion minutes, corresponding to a market share of about 9% (prevalent use), down by about 5% on the same period in 2003.

Total revenues from domestic fixed-line telephone traffic (including Internet services and excluding services provided to Enel) in the first nine months of 2004, was equal to euro 1,106 million, down 6.6% on the same period in 2003. Monthly average revenues per customer (ARPU) in the first nine months of 2004 amounted to euro 36.3, up from euro 31.3 in the corresponding period in 2003.

In the first nine months of 2004, Wind focused its attention on the consolidation and development of its customer base. At the same time, the product offering was renovated and simplified, with the enhancement of the historical fixed-line domestic brand (Infostrada) and the launch of the Happy family of offers featuring one or more free time-bands/type of calls, available for both CPS (Carrier Pre-Selection) and ULL customers.

The Wind Group is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas. In the first nine months of 2004, Tellas registered revenues amounting to about euro 81 million, up from euro 23 million in the first nine months of 2003.

Internet and data services

In the first nine months of 2004, the market for dial-up Internet access services continued its consolidation, while the number of customers for broadband services (ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, Wind carried out a strong communications campaign centered on Libero, promoting the use of the ADSL service through a strong advertising campaign.

At September 30, 2004, Wind confirms its leadership as access provider with about 16.9 million registered customers (as compared with 15.2 million at the end of 2003) and about 2.6 million active customers (customers who used the service at least once in the last month). In the broadband Internet access service segment, Wind’s customer base reached at September 30, 2004 about 256,000, up from about 141,000 active ADSL customers at the end of 2003.

Operating performance

Operating performance for the quarter

Revenues for the 3rd Quarter of 2004 amount to euro 1,125 million, in line with the same period in 2003 (euro 1,121 million). Revenues from the mobile telephone segment (excluding services provided to Enel), amount to euro 638 million, growing by euro 54 million (up 9.2%) on the 3rd Quarter of 2003. Revenues from fixed-telephony and Internet services in Italy (also excluding those provided to Enel) amount to euro 355 million, declining by euro 18 million (down 4.8%) on the same period in 2003, while revenues generated by Greek subsidiary Tellas amount to euro 27 million, up euro 15 million on the 3rd Quarter of 2003. Other revenues (amounting to euro 105 million) decline by euro 47 million on the 3rd Quarter of 2003, that included non-recurring income relating to adjustments on 2002 interconnection costs.

Gross operating margin amounts to euro 357 million, improving by euro 60 million (up 20.2%) on the 3rd Quarter of 2003, benefiting mainly from a decline in operating costs (down euro 56 million, or 6.8%) as a result of restructuring and streamlining started at the end of 2003. Interconnection and roaming costs continue to decline as a percentage of revenues from 31.2% in the 3rd Quarter of 2003 to 29.2% in the 3rd Quarter of 2004 as a result of the development of the mobile network, allowing to reduce roaming costs, and a reduction in termination charges.

Operating income is equal to negative euro 107 million, improving by euro 71 million (up 39.9%) on negative euro 178 million in the 3rd Quarter of 2003. The improvement is stronger than that of the gross operating margin as a result of lower accruals to provisions for charges and the provision for doubtful accounts made in the quarter with respect to the 3rd Quarter of 2003.

Operating performance for the first nine months

Revenues for the first nine months of 2004 amounted to euro 3,533 million, increasing by euro 289 million (up 8.9%) on same period in 2003. Revenues from the mobile telephone segment (excluding services provided to Enel), amount to euro 1,819 million, growing by euro 201 million (up 12.4%) on the first nine months of 2003. Revenues from fixed-telephony and Internet services in Italy (also excluding those provided to Enel) amount to euro 1,106 million, declining by euro 78 million (down 6.6%) on the same period in 2003, while revenues generated by Greek subsidiary Tellas are equal to euro 81 million, up euro 58 million on the first nine months of 2003. Other revenues (amounting to euro 527 million) grow by euro 108 million on the first nine months of 2003. The increase is due mainly to the benefit resulting from the reversal of accruals made in past years, amounting to euro 194 million, against the annual contribution payable by holders of telecommunications licenses (turnover contribution) no longer due as a result of the ruling of the European Court of Justice dated June 8, 2004, declaring the incompatibility of the contribution with EU Directive no. 97/13, thus canceling such obligation. This benefit is compensated by the decline in other revenues, resulting mainly from lower positive adjustments and non-recurring income recorded in the first nine months of 2004 as compared with the same period in the previous year.

Gross operating margin for the first nine months of 2004 amounts to euro 1,171 million, improving by euro 394 million (up 50.7%) on the first nine months of 2003, benefiting both from the above mentioned growth in revenues and a decline in operating costs (down euro 105 million, or 4.3%) as a result of restructuring and streamlining started at the end of 2003. Interconnection and roaming costs continue to decline as a percentage of revenues from 32.0% in the first nine months of 2003 to 28.4% in the first nine months of 2004 as a result of the growth in revenues, the development of the mobile network, allowing to reduce roaming costs, and the reduction in termination charges.

Operating income is equal to negative euro 316 million, improving by euro 258 million (up 44.9%) on negative euro 574 million in the first nine months of 2003. The improvement is lower than that of the gross operating margin mainly as a result of higher depreciation and amortization (up euro 83 million), accruals and write-downs (up euro 53 million) in the first nine months of 2004 with respect to the first nine months of 2003. Higher depreciation is due both to the joining in the Wind Group of Enel.Net, owner of the optic fiber backbone, and higher amortization of goodwill (up euro 55 million) resulting from the recording on July 1, 2003 of euro 1,411 million relating to consolidation difference on the acquisition of the 26.6% share in Wind from France Telecom. The increase in receivables write-downs (up euro 93 million) is due to a review of the risk profile of the same, partly offset by lower accruals to provisions for charges (down euro 40 million), due mainly to the fact that the mentioned turnover contribution on telecommunication services is no longer due.

Parent Company and Other activities

Parent Company and Other activities

3rd Quarter				First nine months
2004	2003	Change	In millions of euro	2004	2003		Change
			Parent Company
257	268	(11)	Revenues	761	808		(47)
45	59	(14)	Gross operating margin	142	179		(37)
39	52	(13)	Operating income	125	157		(32)
			Employees at period-end (no.)	602	522	(1)	80
			Services and Other activities
336	632	(296)	Revenues	1,340	1,891		(551)
26	89	(63)	Gross operating margin	208	345		(137)
2	43	(41)	Operating income before amortization of goodwill	63	177		(114)
2	43	(41)	Operating income	62	177		(115)
			Net capital employed	914	2,220	(1)	(1,306)
			Employees at period-end (no.)	4,146	4,620	(1)	(474)
12	24	(12)	Capital expenditure	58	80		(22)

(1) At December 31, 2003.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Due to contractual obligations, the Parent Company temporarily retains title to long-term electricity import contracts. Until March 31, 2004, imported electricity was sold to Enel Distribuzione. Subsequently, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, imported electricity has been sold to the Single Buyer, a company controlled by the ISO to which the Decree assigned the function of ensuring the supply of electricity to non-eligible customers.

Revenues for the 3rd Quarter amount to euro 257 million, declining by euro 11 million on the same period in 2003, of which euro 2 million are due to lower electricity sales

(down 330 million kWh), partly offset by the increase in the average unit sale price, and euro 8 million due to the reduction in other income.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 45 million, down euro 14 million from euro 59 million in the 3rd Quarter of 2003 as a result of a decline in revenues and a euro 3 million increase in operating costs.

Operating income amounts to euro 39 million, down euro 13 million on the same period in the previous year due to the decline in the gross operating margin.

In the first nine months of 2004, revenues amounted to euro 761 million, down from euro 808 million on the same period in 2003. The euro 47 million decline is due to lower electricity imported (down euro 54 million) and subsequently sold (declining by 1,148 million kWh), net of the increase in other revenues (up euro 7 million) consisting primarily of costs charged to Terna relating to services received in the context of the IPO, in addition to revenues from assistance and advisory services provided to companies in the Gas and Telecommunications areas.

Gross operating margin for the first nine months of 2004 declines by euro 37 million, from euro 179 million to euro 142 million, as a result of a decline in volumes of electricity imported and subsequently sold.

Operating income for the first nine months of 2004 amounts to euro 125 million, down euro 32 million on the same period in the previous year due primarily to the decline in the gross operating margin, partly offset by the reduction in depreciation, amortization and accruals (down euro 5 million).

Services and Other activities

The “Services and Other activities” area provides competitive services to Enel divisions and offers them on the market. The area includes the Real estate and services, Engineering and contracting, Information technologies and Water activities, in addition to Personnel training and administration, Factoring and Insurance services.

As previously discussed, until December 31, 2003 the area included (as part of Engineering and contracting) also super-high electricity transmission activities in Brazil, carried out by subsidiaries Novatrans and TSN, in addition (as part of Other activities) to the ownership and management of the optic fiber telecommunications network used by Wind and controlled by Enel.it and subsequently, from the second half of 2003 by

Enel.Net. At the end of 2003, Brazilian subsidiaries were sold from Enelpower to Terna, while Enel.Net was contributed to Wind in the 1st Quarter of 2004 and was consolidated in the latter’s accounts from January 1, 2004. To provide a like-for-like comparison, contrary to previously reported figures, those for the 3rd Quarter and the first nine months of 2003 do not include results of Brazilian companies, now included in the Transmission Networks division.

Subsidiary NewReal was sold in July 2004 and deconsolidated from July 1, 2004. Results of the company were in the past reported under the Real estate and services sector.

Revenues of the Services and Other activities area for the 3rd Quarter of 2004 decline by euro 296 million on the same period in 2003. The decline is due almost entirely to the reduction in revenues reported by Engineering and contracting (down euro 235 million) due to the completion of a number of foreign contracts and delays in the start of work to be carried out for other Group companies. A further decline in revenues (down euro 33 million) was registered by Real estate and services sector as a result of the mentioned disposal of subsidiary NewReal, lower sales of properties and the renegotiation of leases with Group companies.

Gross operating margin for the 3rd Quarter of 2004 amounts to euro 26 million, down euro 63 million on the same period in the previous year due mainly to the reduced scope of activity in the Real estate and services, and the Engineering and contracting sectors.

In the 3rd Quarter of 2004, operating income amounts to euro 2 million, down euro 41 million on the 3rd Quarter of 2003. The lower decline in absolute terms with respect to that of the gross operating margin is due to lower depreciation, amortization and accruals in the Engineering and contracting and Information technology sectors.

In the first nine months of 2004, revenues of the Services and Other activities area amount to euro 1,340 million, as compared with euro 1,891 million in the first nine months of 2003, declining by euro 551 million due to the same factors described for the 3rd Quarter (down euro 389 million in the Engineering and contracting sector, and down euro 82 million in the Real estate and services sector).

Gross operating margin for the first nine months of 2004 amounts to euro 208 million, down euro 137 million on the same period in 2003 due primarily to the reduced scope of activity.

Operating income for the first nine months of the year amounts to euro 62 million, down euro 115 million on the first nine months of 2003. The decline reflects the reduction in the gross operating margin, partly offset by lower depreciation, amortization and accruals registered in the Engineering and contracting and Information technology sectors.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 2, 2004